    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 2000


                                                      REGISTRATION NO. 333-95057
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                AVX CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3670                            33-0379007
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------

                             801 17TH AVENUE SOUTH
                       MYRTLE BEACH, SOUTH CAROLINA 29577
                                 (843) 448-9411
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

                             DONALD B. CHRISTIANSEN
          SENIOR VICE PRESIDENT OF FINANCE AND CHIEF FINANCIAL OFFICER
                             801 17TH AVENUE SOUTH
                       MYRTLE BEACH, SOUTH CAROLINA 29577
                                 (843) 448-9411
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                GARY C. IVEY, ESQ.                                 ALAN L. JAKIMO, ESQ.
       PARKER, POE, ADAMS & BERNSTEIN L.L.P.                         BROWN & WOOD LLP
               2500 CHARLOTTE PLAZA                               ONE WORLD TRADE CENTER
          CHARLOTTE, NORTH CAROLINA 28244                      NEW YORK, NEW YORK 10048-0557
                  (704) 372-9000                                      (212) 839-5300

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.    [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE AN OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED FEBRUARY 1, 2000


PROSPECTUS

                                5,250,000 SHARES

                             (AVX LOGO) CORPORATION

                                  COMMON STOCK

                            ------------------------

     Kyocera Corporation, our majority stockholder, is selling 5,250,000 shares of our common stock. AVX Corporation will not receive any proceeds from the sale of the shares by Kyocera.


     The common stock trades on the New York Stock Exchange under the symbol "AVX." On January 31, 2000, the last sale price of the common stock as reported on the New York Stock Exchange was $59 1/2 per share.



     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.


                            ------------------------


                                                              PER SHARE     TOTAL
                                                              ---------     -----
Public offering price.......................................      $           $
Underwriting discount.......................................      $           $
Proceeds, before expenses, to Kyocera.......................      $           $


     The underwriters may also purchase up to an additional 750,000 shares from Kyocera at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The shares of common stock will be ready for delivery on or about
               , 2000.


                            ------------------------

MERRILL LYNCH & CO.
                  DONALDSON, LUFKIN & JENRETTE
                                   MORGAN STANLEY DEAN WITTER
                                                SALOMON SMITH BARNEY

                            ------------------------

             The date of this prospectus is                , 2000.

                  AVX                A Worldwide Manufacturer of
                                     Passive Electronic Components


[Photo of
 Ceramic
 Capacitors]                        [Photo of Ceramic Surface Mount
                                     Capacitor Production Equipment]


[Photo of
 Tantalum
 Capacitors]
                                    AVX's passive electronic components are
                                    used by leading OEMs in such industries as telecommunications, information technology hardware, automotive and medical.
[Photo of
 Integrated
 Passive
 Component]




[Photo of
 Connectors]

                                    [Photos of end user products]


[Photo of
 Leaded
 Capacitors]


                                    AVX manufactures and supplies a broad line of passive electronic components and related products, some of which are pictured on the left.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Enforceability of Civil Liabilities.........................    6
Use of Proceeds.............................................    6
Price Range of Common Stock.................................    6
Dividend Policy.............................................    6
Selected Consolidated Financial Data........................    7
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................    8
Business....................................................   14
Management..................................................   20
Selling Stockholder.........................................   21
Relationship with Kyocera and Related Transactions..........   21
Description of Capital Stock................................   23
Shares Eligible for Future Sale.............................   25
Underwriting................................................   26
Legal Matters...............................................   28
Experts.....................................................   28
Incorporation of Certain Documents by Reference.............   28
Where You Can Find More Information.........................   28
Index to Consolidated Financial Statements..................  F-1


                           FORWARD-LOOKING STATEMENTS


     This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Words such as "expects," "anticipates," "approximates," "believes," "estimates," "intends," and "hopes" and variations of such words and similar expressions are intended to identify such forward-looking statements. We intend these forward-looking statements, all of which are qualified by this statement, to be covered by the safe harbor provisions for forward-looking statements contained in the Private Litigation Securities Reform Act of 1995 and we are including this statement for purposes of complying with these safe harbor provisions. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition." The forward-looking statements contained in this prospectus include, among other issues, statements about the following:


     - general economic conditions in our markets, including inflation, recession, interest rates and other economic factors;

     - damage to or other disruption of our facilities and equipment; and

     - other factors that generally affect the business of manufacturing and supplying electronic components and related products.

     We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                             ---------------------

     You should rely only on the information contained in this prospectus. We have not, and Kyocera and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and Kyocera and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

                               PROSPECTUS SUMMARY


     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the consolidated financial statements and related notes, before making an investment decision.


                                  THE COMPANY

     AVX is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and related products. Virtually all types of electronic devices use our passive component products to store, filter or regulate electric energy.


     Our passive electronic component products include ceramic and tantalum capacitors, film capacitors, ferrites, varistors and non-linear resistors manufactured in our facilities throughout the world and passive components manufactured by Kyocera. We also manufacture and sell electronic connectors and distribute and sell certain electronic connectors manufactured by Kyocera. In fiscal 1999, our net sales totaled $1.25 billion with passive components accounting for approximately 91% and electronic connectors accounting for approximately 9% of this total. For the nine months ended December 31, 1999, we generated $1.13 billion in net sales and $86.1 million of net income. Sales for the quarter ended December 31, 1999 were $416.4 million and net income was $42.5 million.


     Our customers are multi-national original equipment manufacturers, or OEMs, and contract equipment manufacturers, or CEMs (also referred to as electronic manufacturing service providers (EMSs)). In order to meet the needs of our global customer base, we have developed a comprehensive product line, a global manufacturing presence and a worldwide marketing organization that we believe positions us to react to both global and local market trends. We produce our passive electronic components in 28 manufacturing facilities located in 13 countries around the world. We have invested $292 million over the past three fiscal years and an additional $109 million in the first nine months of the current fiscal year to increase and upgrade our production capacity. We market our products through our own direct sales force, independent manufacturers' representatives or electronic component distributors depending on market characteristics and demands. We coordinate our sales, marketing and manufacturing organization by strategic customer account and globally by region. Approximately 58% of our net sales in fiscal 1999 were outside North America, with Europe accounting for 28% and Asia for 30%, respectively.

     We sell our products to customers in a broad array of industries, such as telecommunications, information technology hardware, automotive electronics, medical devices and consumer electronics. Our major customers include Motorola, Lucent, Ericsson, Nokia, Northern Telecom, Sagem, Samsung and Siemens in the telecommunications industry; IBM, Compaq, Seagate Technology, Apple, 3Com, Acer and Sony in the information technology hardware industry; Robert Bosch, Siemens, General Motors, VDO, Valeo and Magneti Marelli in the automotive industry; and Medtronics, St. Jude Medical and Guidant in the medical industry. Major CEM customers include Solectron, Celestica, Jabil and SCI. We believe that growth and innovation in the telecommunications and information technology hardware industries have been and will continue to be driving forces behind growth and technological advances in the passive component industry. We estimate that, in fiscal 1999, approximately 65% of our net sales were to the telecommunications and information technology hardware industries.

     We believe that our research and development capabilities are an important strategic advantage. During the past twelve months, we introduced approximately 40 new products from our global research and development facilities in Myrtle Beach, South Carolina, Northern Ireland, Israel and England. We have invested $111 million in research, development and engineering over the past three fiscal years, which we believe has enhanced our leading position in the industry.


     Our executive offices are located in Myrtle Beach, South Carolina. Our principal address and telephone number are 801 17th Avenue South, Myrtle Beach, SC 29577 (843) 448-9411. Our manufacturing facilities are located in North America, Mexico, Central and South America, Europe and Asia.

                            THE SELLING STOCKHOLDER

     Kyocera is a global producer of high technology solutions in such fields as electronics, telecommunications, metal processing, automotive components, optics, medical and dental implants and solar energy. Since 1990, we have entered into several agreements with Kyocera under which we can sell certain Kyocera manufactured electronic components everywhere in the world except Japan, purchase raw materials from Kyocera used in the manufacture of ceramic capacitors and share ceramic technology and manufacturing resources. These arrangements should continue to provide us with important competitive advantages.

     As of December 31, 1999, Kyocera owned approximately 76% of our common stock. When this offering is complete, Kyocera will own approximately 70% of our common stock (approximately 69% if the underwriters' over-allotment option is exercised in full) and will continue to have the ability to elect AVX's entire board of directors and exercise a controlling influence over our business and affairs.

                                  THE OFFERING

Common stock being offered
by Kyocera..........................................  5,250,000 shares

Shares outstanding before and after the
  offering..........................................  87,127,250 shares(1)

Use of proceeds.....................................  We will not receive any proceeds from the sale of shares by Kyocera.

Risk factors........................................  See "Risk Factors" and other information included in this prospectus for a discussion
                                                      of factors you should carefully consider
                                                      before deciding to invest in shares of our
                                                      common stock.

Dividend policy.....................................  Our board of directors expects to continue to pay regular quarterly cash dividends on
                                                      shares of our common stock.

New York Stock Exchange Symbol......................  AVX

---------------


(1) The number of shares outstanding both before and after the offering excludes 746,075 shares of common stock issuable upon the exercise of options outstanding and 449,650 shares available for grant as of December 31, 1999 under AVX's stock option plans.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



     This table includes certain summary consolidated financial information. You should read this table together with the discussion under the heading "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and related notes that we include in this prospectus and similar sections in the documents that we incorporate by reference in this prospectus.


                                                                                                        NINE MONTHS
                                                     YEAR ENDED MARCH 31,                           ENDED DECEMBER 31,
                                ---------------------------------------------------------------   -----------------------
                                   1995         1996          1997         1998         1999         1998         1999
                                ----------   ----------    ----------   ----------   ----------   ----------   ----------
                                                                                                        (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.....................  $  988,893   $1,207,761    $1,126,178   $1,267,653   $1,245,473   $  926,862   $1,131,135
Gross profit..................     211,206      321,267       274,315      297,437      167,409      130,978      209,072
Profit from operations........     110,193      204,681       171,946      186,700       53,305       44,973      121,590
Net income....................      74,871      137,736       121,341      134,651       41,516       33,968       86,060

Basic and diluted income per
  share.......................  $     0.87   $     1.58    $     1.38   $     1.53   $     0.48   $     0.39   $     0.99

Weighted average common shares
  outstanding.................      85,800       87,175        88,000       88,110       87,066       87,281       86,555

Cash dividends declared per
  common share................  $    0.305   $    0.229    $    0.225   $    0.245   $    0.260   $    0.195   $    0.195
OTHER DATA:
EBITDA(1).....................  $  172,019   $  276,246    $  255,198   $  275,745   $  149,752   $  114,645   $  193,582
Net cash from operating
  activities..................     126,158      155,687       167,926      136,761      184,403      136,258      168,018
Capital expenditures..........      77,308      110,487        93,954      100,374       97,715       72,839      109,279
Research, development and
  engineering expenses........      25,000       30,000        33,000       36,000       42,000       29,000       33,000

                                                                    AS OF
                                                              DECEMBER 31, 1999
                                                               ----------------
                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................     $  523,086
Total assets................................................      1,230,435
Long-term debt..............................................         17,229
Stockholders' equity........................................        917,940

---------------

(1) EBITDA is earnings before interest, taxes, depreciation and amortization.

                                  RISK FACTORS

     You should consider carefully, in addition to the other information contained in this prospectus, the following factors before purchasing shares of our common stock.

THE CYCLICAL DEMAND FOR ELECTRONIC PRODUCTS AND COMPONENTS COULD RESULT IN FLUCTUATIONS IN OUR SALES RESULTS

     Virtually all electronics products and applications use passive electronic components and electronic connectors sold by AVX. As a result, the demand for our products and our operating results may be negatively affected by a downturn in the electronics sector. In addition, a variety of factors affecting customers, many of which are beyond our control, may influence the level of our net sales in a particular period, including, without limitation, the timing of significant orders and shipments and new product introductions, production and quality problems, changes in the cost of materials, disruption in sources of supply and seasonal patterns of spending. In addition, our sales and operating results may fluctuate on a quarter to quarter basis.

CHANGES IN TECHNOLOGY MAY DISRUPT OUR SALES RESULTS AND PRODUCTION CAPABILITIES

     Rapid technological evolution in the electronics industry requires us to anticipate and respond rapidly to changes in industry standards and customer needs and to develop and introduce new and enhanced products on a timely and cost-effective basis. We must manage transitions from products using older technology to those that utilize up-to-date technology in order to maintain and increase sales and profitability, minimize disruptions in customer orders and avoid excess inventory of products that are less responsive to our customers' demands. New product introductions could contribute to fluctuations in operating results as orders for new products commence and orders for existing products decline. In response to these challenges, our research and development efforts place a priority on the design and development of innovative products and manufacturing processes and engineering advances in existing product lines and manufacturing operations.

WE FACE SIGNIFICANT COMPETITION IN THE PASSIVE ELECTRONIC COMPONENTS INDUSTRY AND THE CAPACITOR BUSINESS

     Our business is highly competitive worldwide, with low transportation costs and few import barriers. We compete principally on the basis of product quality and reliability, availability, customer service, technological innovation, timely delivery and price. The industry has become increasingly concentrated and globalized in recent years. Our major competitors, some of which are larger than AVX, have significant financial resources and technological capabilities.

AN INABILITY TO REDUCE COSTS COULD ADVERSELY AFFECT OUR PROFIT MARGINS AND SALES GROWTH

     We are under continuous pressure from our customers to reduce the prices for our products. The intense competition in our industry motivates us to continually decrease prices over a product's life cycle. Our profit margins and sales growth may suffer if we are unable to reduce the cost of production when sales prices decline.

A DECREASE IN AVAILABILITY AND INCREASE IN COST OF OUR KEY RAW MATERIALS COULD ADVERSELY AFFECT OUR PROFIT MARGINS

     We currently use palladium, a precious metal, and tantalum powder, among other raw materials, for the production of capacitors. Palladium is mined primarily in Russia and South Africa and is currently used as one of the raw materials in a portion of our multi-layered ceramic capacitor production. Historically, the market for palladium has experienced a substantial amount of price volatility. The lack of availability of, or significant price increases for, palladium or tantalum could have a material adverse effect on our results of operations. Although palladium and tantalum powder have generally been available in sufficient quantities to meet our manufacturing requirements, there can be no assurance that this situation will prevail in the future. We have expanded, and will continue to expand, the use of base metals, such as nickel, in the production of multi-layered ceramic capacitors in order to reduce our use of palladium.

FUTURE FOREIGN ECONOMIC AND POLITICAL CONDITIONS COULD ADVERSELY AFFECT OUR PRODUCTION CAPABILITY

     We manufacture and assemble some of our products in foreign locations, such as the Czech Republic, El Salvador, Israel, Mexico, Taiwan, Malaysia, Brazil and Northern Ireland. Although we have not experienced significant problems conducting operations in these areas to date, changes in local economic or political conditions could impact our production capability and adversely affect our business and operating results.

FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES MAY ADVERSELY AFFECT OUR PROFITABILITY


     We manufacture and sell electronic components in various regions of the world and export and import these products to and from a large number of countries. Sales and manufacturing costs are frequently denominated in local currencies. Fluctuations in exchange rates could negatively impact our cost of production and sales that, in turn, could decrease our profitability. Although we engage in limited hedging operations, such as foreign currency contracts, to reduce our exposure to foreign currency fluctuations and although currency gains and losses have not been material during recent periods, there can be no assurance that such measures will eliminate or substantially reduce our risk in the future.


FUTURE CHANGES IN OUR ENVIRONMENTAL LIABILITY AND COMPLIANCE OBLIGATIONS MAY HARM OUR ABILITY TO OPERATE OR INCREASE OUR COSTS


     Our manufacturing operations are subject to environmental laws and regulations governing air emissions; wastewater discharges; the handling, disposal and remediation of hazardous substances and certain chemicals used and generated in our manufacturing processes; and employee health and safety. More stringent environmental regulations may be enacted in the future, and we cannot presently determine the modifications, if any, in our operations that any such future regulations might require, or the cost of compliance with these regulations. In order to resolve liabilities at various sites, we have entered into various administrative orders and consent decrees, some of which may, under certain conditions, be reopened or subject to renegotiation.


KYOCERA OWNS A MAJORITY OF OUR STOCK AND CONTROLS OUR BOARD OF DIRECTORS; FUTURE STOCK SALES BY KYOCERA COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     After the completion of the offering, Kyocera will retain approximately 70% of the common stock (approximately 69% if the over-allotment option is exercised in full) and will continue to retain control over all matters requiring approval by the stockholders, including the election of directors. Future sales of common stock in the public market by Kyocera could adversely affect the market price of our common stock. AVX currently has, and will continue to have, a variety of contractual relationships with Kyocera.

LOSING THE SERVICES OF KEY PERSONNEL COULD HARM OUR BUSINESS

     Our continued success depends on the efforts and abilities of our executive officers and other key employees. If any of our executive officers or other key employees leave AVX, our operations could be adversely affected. Except for an employment agreement with Benedict P. Rosen, our Chief Executive Officer, we do not have any employment contracts with any of our executive officers or other key employees. Our ability to attract and retain quality employees in all disciplines is important to our future success.

OUR CHARTER AND BY-LAWS AND PROVISIONS OF THE DELAWARE LAW COULD HAVE ANTI-TAKEOVER EFFECTS ON AVX

     Our charter and by-laws provide for advance notification of stockholders' proposals and the removal of directors only by a supermajority vote of stockholders and for cause. These provisions and other anti-takeover provisions in our charter and by-laws and Delaware law could deter hostile takeovers or delay or prevent changes in control or management of AVX.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     Kyocera is a Japanese corporation with the majority of its assets and operations located, and the majority of its revenues derived, outside the United States. Kyocera has appointed CT Corporation System, New York, New York, as its agent to receive service of process with respect to any action brought against it in any federal or state court in the State of New York arising from this offering. However, it may not be possible for investors to enforce outside the United States judgments against Kyocera obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain directors and officers of Kyocera and certain directors of AVX are residents of Japan, and all or substantially all of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the United States federal and state securities laws. Kyocera, the directors and officers of Kyocera and such directors of AVX have been advised by their Japanese counsel, Tomotsune Kimura & Mitomi, that there is uncertainty as to whether the courts of Japan would (i) recognize judgments of United States courts obtained against Kyocera or such persons predicated upon the civil liability provisions of the United States federal and state securities laws or (ii) enforce in original actions brought in Japan liabilities against Kyocera or such persons predicated upon the United States federal and state securities laws.

                                USE OF PROCEEDS

     AVX will not receive any of the proceeds from the sale of common stock by Kyocera.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the New York Stock Exchange and trades under the symbol "AVX." The following presents the high and low sale prices for our common stock for each quarter since the quarter ended June 30, 1997, as reported on the New York Stock Exchange Composite Tape.


                                                     YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                      MARCH 31,          MARCH 31,          MARCH 31,
                                                        2000               1999                1998
                                                    -------------      -------------      ------------
                                                    HIGH      LOW      HIGH      LOW      HIGH     LOW
                                                    ----      ---      ----      ---      ----     ---
First quarter.....................................  $29       $15 1/8  $21 5/16  $15 5/8  $29 1/8  $19 3/4
Second Quarter....................................   40        24 1/2   17 15/16  13 5/8   39 5/8   26 5/8
Third Quarter.....................................   50 7/16   32 9/16  20 3/4    13 1/2   34 1/2   17 11/16
Fourth Quarter (through January 31, 2000).........   65 11/16  42 7/16  17 15/16  12 9/16  23 3/8   18 1/4


     See the cover page of this prospectus for a recent closing price of our common stock on the New York Stock Exchange.

                                DIVIDEND POLICY

     AVX has paid regular quarterly cash dividends since 1995. Dividends on the common stock are subject to the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition, statutory restrictions and other relevant factors. There can be no assurance that we will declare and pay dividends in the future.

                      SELECTED CONSOLIDATED FINANCIAL DATA



     The following table sets forth selected consolidated financial data for AVX for the five fiscal years ended March 31, 1999. The selected consolidated financial data for the five fiscal years ended March 31, 1999 are derived from AVX's consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected consolidated financial data for the nine month periods ended December 31, 1998 and 1999 are derived from unaudited consolidated financial statements. The consolidated financial data for the nine month periods ended December 31, 1998 and 1999 include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending March 31, 2000. The consolidated financial data set forth below should be read in conjunction with AVX's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus.



                                                                                                         NINE MONTHS ENDED
                                                            YEAR ENDED MARCH 31,                           DECEMBER 31,
                                        ------------------------------------------------------------   ---------------------
                                          1995        1996         1997         1998         1999        1998        1999
                                        --------   ----------   ----------   ----------   ----------   --------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)                    (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.............................  $988,893   $1,207,761   $1,126,178   $1,267,653   $1,245,473   $926,862   $1,131,135
Cost of sales.........................   777,687      886,494      851,863      970,216    1,078,064    795,884      922,063
                                        --------   ----------   ----------   ----------   ----------   --------   ----------
Gross profit..........................   211,206      321,267      274,315      297,437      167,409    130,978      209,072
Selling, general and administrative
  expenses............................   101,013      116,586      102,369      110,737      114,104     86,005       87,482
                                        --------   ----------   ----------   ----------   ----------   --------   ----------
Profit from operations................   110,193      204,681      171,946      186,700       53,305     44,973      121,590
Interest income.......................     2,018        5,096        7,536       11,268        7,946      6,204        6,450
Interest expense......................    (2,229)      (2,352)      (2,049)      (1,921)      (2,228)    (1,710)      (1,453)
Other, net............................     1,218        1,655        1,010        1,377        1,719         13        1,227
                                        --------   ----------   ----------   ----------   ----------   --------   ----------
Income before income taxes............   111,200      209,080      178,443      197,424       60,742     49,480      127,814
Provision for income taxes............    36,329       71,344       57,102       62,773       19,226     15,512       41,754
                                        --------   ----------   ----------   ----------   ----------   --------   ----------
Net income............................  $ 74,871   $  137,736   $  121,341   $  134,651   $   41,516   $ 33,968   $   86,060
                                        ========   ==========   ==========   ==========   ==========   ========   ==========
Basic and diluted income per share....  $   0.87   $     1.58   $     1.38   $     1.53   $     0.48   $   0.39   $     0.99
Weighted average common shares
  outstanding.........................    85,800       87,175       88,000       88,110       87,066     87,281       86,555
Cash dividends declared per common
  share...............................  $  0.305   $    0.229   $    0.225   $    0.245   $    0.260   $  0.195   $    0.195
OTHER DATA:
EBITDA(1).............................  $172,019   $  276,246   $  255,198   $  275,745   $  149,752   $114,645   $  193,582
Net cash from operating activities....   126,158      155,687      167,926      136,761      184,403    136,258      168,018
Capital expenditures..................    77,308      110,487       93,954      100,374       97,715     72,839      109,279
Research, development and engineering
  expenses............................    25,000       30,000       33,000       36,000       42,000     29,000       33,000


                                                                     AS OF MARCH 31,                                AS OF
                                              --------------------------------------------------------------     DECEMBER 31,
                                                 1995         1996         1997         1998         1999            1999
                                              ----------   ----------   ----------   ----------   ----------     ------------
                                                                      (IN THOUSANDS)                             (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................  $  224,999   $  357,930   $  456,672   $  552,787   $  471,253      $  523,086
Total assets................................     670,697      867,516      949,307    1,048,653    1,058,040       1,230,435
Long-term debt..............................       9,544        8,507       12,170        8,376       12,714          17,229
Stockholder's equity........................     456,266      624,000      731,969      850,884      830,641         917,940

---------------

(1) EBITDA is earnings before interest, taxes, depreciation and amortization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

     The growth in sales during this fiscal year is due to the expansion of the worldwide demand for electronic components and to AVX's commitment over the past several years to (i) put plant and equipment in place around the world to increase production capacity in advance of our customers' requirements, and (ii) continue to invest in research, development and engineering in order to provide our customers with new generations of passive component and connector product solutions.

     The expansion of the worldwide demand for electronic components has been led primarily by strong growth in the telecommunications and information technology hardware industries, as the use of electronics in all walks of life has become more widespread and sophisticated.

     The following table sets forth the percentage relationships to net sales of certain income statement items for the periods presented.

                                                                         NINE MONTHS
                                                                            ENDED
                                              YEAR ENDED MARCH 31,       DECEMBER 31,
                                              --------------------       ------------
                                             1997     1998     1999     1998     1999
                                             -----    -----    -----    -----    -----
Net sales..................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales..............................   75.6     76.5     86.6     85.9     81.5
Gross profit...............................   24.4     23.5     13.4     14.1     18.5
Selling, general and administrative
  expenses.................................    9.1      8.7      9.2      9.3      7.7
Profit from operations.....................   15.3     14.8      4.2      4.8     10.8
Income before income taxes.................   15.8     15.6      4.8      5.3     11.3
Provision for income taxes.................    5.0      5.0      1.5      1.6      3.7
Net income.................................   10.8     10.6      3.3      3.7      7.6

OUTLOOK

     Our customers are forecasting an increase in demand for electronic components in order to meet expected demand for their end use products. The increase in worldwide demand for passive components has led to stabilized and, in some cases, increased prices. As reflected in this year's quarterly sales results, we have significantly increased our production capacity in recent years through continued investment in plant and equipment. We believe that in addition to increased worldwide demand for electronic components, there are several other factors that provide opportunities for continued improvements in profitability, including (a) the continued decrease in the amount of precious metal used and the substitution of base metals for precious metals in our manufacture of multi-layer ceramic capacitors, (b) capacity expansion programs and continuous improvements in our production processes, (c) cost control measures and (d) the growth of advanced products and connector products through innovation and component design in conjunction with our customers.

RESULTS OF OPERATIONS

  Nine Months Ended December 31, 1999 Compared to Nine Months Ended December 31, 1998

     Net sales in the nine months ended December 31, 1999 increased 22.0% to $1,131.1 million from $926.9 million in the nine months ended December 31, 1998. The increase was attributable to growth in both passive components and connectors. The growth in sales is a result of the expansion of the worldwide demand for electronic components and our continued investment in plant and equipment in order to increase production capacity.

     Gross profit in the nine months ended December 31, 1999 increased 59.6% to $209.1 million (18.5% of net sales) from $131.0 million (14.1% of net sales) in the nine months ended December 31, 1998. The increase in gross profit can be attributed both to additional sales and improved operating efficiencies. As a result of increased worldwide demand for passive components, sales prices have stabilized and, in some cases, have increased. The improvement in gross profit as a percentage of sales can be attributed to the favorable pricing environment and the impact of improvements in our manufacturing processes and higher throughput in our factories. Gross profit continues to be negatively impacted by the rise in the cost of palladium, currently a raw material used in a portion of the multi-layer ceramic capacitors that we produce. The price we paid for palladium purchased during the nine months ended December 31, 1999 exceeded the price we paid for an equivalent amount of palladium purchased during the nine months ended December 31, 1998 by approximately $18.0 million. On June 2, 1998, we acquired the passive component business of Thomson-CSF (TPC). The TPC passive component business is not yet profitable, but efforts to stimulate sales growth and reduce costs are ongoing.


     Selling, general and administrative expenses in the nine months ended December 31, 1999 were $87.5 million (7.7% of net sales) compared with $86.0 million (9.3% of net sales) in the nine months ended December 31, 1998. The decline in selling, general and administrative expenses, as a percentage of sales, is a result of higher sales, offset in part by higher research and development costs.


     As a result of the above factors, profit from operations in the nine months ended December 31, 1999 increased 170.4% to $121.6 million from $45.0 million in the nine months ended December 31, 1998.


     The results for the nine months ended December 31, 1999 include the benefit of $3.0 million of other income as a result of a settlement for defective materials from a supplier. The expense related to the use of these materials was recorded in prior years.

     For the reasons set forth above, together with the benefit of higher net interest income offset in part by foreign currency exchange losses, net income in the nine months ended December 31, 1999 was $86.1 million (7.6% of net sales) compared to $34.0 million (3.7% of net sales) in the nine months ended December 31, 1998.

  Year Ended March 31, 1999 Compared to Year Ended March 31, 1998


     Net sales for the year ended March 31, 1999 decreased 1.7% to $1,245.5 million from $1,267.7 million for the year ended March 31, 1998. Sales for the year ended March 31, 1999 include approximately $85 million of sales from TPC. Exclusive of the acquisition of TPC, sales declined 8.5%, although global unit sales increased year over year. The decrease in revenue was attributable to a combination of factors, including, the negative impact of the Asian economic crisis on worldwide demand and prices, a softening of demand in the electronic components industry as customers reduced their level of inventory and suppliers reduced their lead times and the continued trend toward smaller part sizes, all of which contributed to lower average selling prices. Partially offsetting these overall effects was a 6.8% increase in sales of advanced products within the passive components group and an 8% increase in sales of connector products.


     Gross profit as a percentage of net sales for the year ended March 31, 1999 decreased 10.1% to $167.4 million (13.4% of net sales) from $297.4 million (23.5% of net sales) for the year ended March 31, 1998. As indicated above, overall sales prices in fiscal 1999 were lower compared to fiscal 1998. Gross profit was also negatively impacted by the rising cost of palladium, a precious metal used in the manufacture of ceramic capacitors. Compared to fiscal 1998, the average market price for palladium during fiscal 1999 increased 152% to $315 per troy ounce. The overall impact of rising palladium prices is estimated to have reduced gross profit for fiscal 1999 by $16.7 million. Slightly lower throughput, which negatively impacts cost absorption, reflects soft demand and the intentional reduction in our inventory levels, also contributed to the decline in gross profit. Partially offsetting these factors were continued production efficiencies and improvements in production processes, as well as the impact of relatively higher sales of better margin advanced and connector products. Gross profit was also negatively impacted by costs associated with the integration of the TPC operation into our organization. Cost cutting measures and organizational changes initiated since the TPC acquisition are ongoing.

     Selling, general and administrative expenses for the year ended March 31, 1999 were $114.1 million (9.2% of net sales), compared with $110.7 million (8.7% of net sales) in the year ended March 31, 1998. The increase is primarily attributable to the integration of the TPC operations and the amortization of goodwill related to the acquisition.

     Research, development and engineering expenditures, which encompass the personnel and related expenses devoted to developing new products, processes and technical innovations, were $42 million and $36 million in fiscal 1999 and 1998, respectively. These costs were incurred as we continued to enhance existing product lines and develop new products.

     As a result of the above factors, profit from operations for the year ended March 31, 1999, decreased to $53.3 million from $186.7 million for the year ended March 31, 1998.

     For the reasons set forth above and lower interest income on invested cash, net income in the year ended March 31, 1999 decreased to $41.5 million (3.3% of net sales) from $134.6 million (10.6% of net sales) for the year ended March 31, 1998.

  Year Ended March 31, 1998 Compared to Year Ended March 31, 1997

     Net sales for the year ended March 31, 1998 increased 12.6% to $1,267.7 million from $1,126.2 million for the year ended March 31, 1997. The increase was primarily attributable to the growth in the ceramic and tantalum products, particularly surface-mount and advanced products. Despite the overall increase in sales, our results continued to be impacted by several factors including: (a) the shortening of lead times as customers reduced their level of inventory and suppliers reduced lead times, (b) a continuation of the trend toward surface-mount products and smaller part sizes, which traditionally have lower average selling prices, (c) an overall reduction in selling prices, (d) the uncertainties surrounding the Asian economic crisis and (e) the strengthening of the U.S. dollar and certain European currencies, which had a modest dampening effect on reported U.S. dollar sales.

     Gross profit as a percentage of net sales for the year ended March 31, 1998 decreased 0.9% to $297.4 million (23.5% of net sales) from $274.3 million (24.4% of net sales) for the year ended March 31, 1997. Overall sales prices in the 1998 year were lower compared to the 1997 year. Gross profit was also negatively impacted by the rising cost of palladium. Continued automation of the manufacturing processes and higher volumes of throughput in our factories have helped to reduce manufacturing costs for products sold and enabled us to maintain strong gross profit levels. As a result of our strategy to manufacture in the various regions in which we sell products, the strengthening of the U.S. dollar and certain European currencies reduced the overall cost of manufacturing when reported in U.S. dollars.

     Selling, general and administrative expenses for the year ended March 31, 1998 were $110.7 million (8.7% of net sales), compared with $102.4 million (9.1% of net sales) in the year ended March 31, 1997. The increase in selling, general and administrative expenses was due to higher research and development spending, higher sales commissions and the benefit of adjustments to environmental remediation accruals in 1997. As a percentage of sales, these expenses declined due to our stringent cost control measures.

     Research, development and engineering expenditures, which encompass the personnel and related expenses devoted to developing new products, processes and technical innovations, were $36 million and $33 million in fiscal 1998 and 1997, respectively.

     As a result of the above factors, profit from operations for the year ended March 31, 1998 increased 8.6% to $186.7 million from $171.9 million for the year ended March 31, 1997.

     For the reasons set forth above, higher interest income on invested cash and a $3.1 million dividend from a nonmarketable equity investment, net income in the year ended March 31, 1998 increased 11.0% to $134.6 million (10.6% of net sales) from $121.3 million (10.8% of net sales) for the year ended March 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity needs arise primarily from working capital requirements, dividends, capital expenditures and acquisitions. Historically, we have satisfied our liquidity requirements through internally generated funds. As of December 31, 1999, we had a current ratio of 2.92 to 1, $234.4 million of cash and cash equivalents, $917.9 million of stockholders' equity and an insignificant amount of long-term debt.

     Net cash from operating activities was $167.9 million for the year ended March 31, 1997, $136.8 million for the year ended March 31, 1998, $184.4 million for the year ended March 31, 1999 and $168.0 million for the nine months ended December 31, 1999.

     Purchases of property and equipment were $93.9 million in fiscal 1997, $100.4 million in fiscal 1998, $97.7 million in fiscal 1999 and $109.3 million for the nine months ended December 31, 1999. These expenditures related to expanding the production capabilities of the passive components and connector product lines. The carrying value for our equipment reflects the fact that depreciation expense for machinery and equipment is generally computed using the accelerated double-declining balance method. We continue to add additional capacity. We expect to purchase equipment totalling from $130 million to $170 million during each of fiscal 2000 and fiscal 2001.


     On June 2, 1998, we purchased the TPC passive component business for $74.0 million, including the assumption of debt. Our net cash outlay was $58.0 million.


     During fiscal 1998, we invested $5.3 million for a 41% interest in the research and development company, Electro-Chemical Research Ltd. (ECR). ECR has developed and patented a technology for high capacity electrical storage devices. We have committed to make an additional investment of $2.7 million in May 2000 for an additional 10% interest in ECR.

     Although the majority of our funding is internally generated, certain of our European subsidiaries have from time to time borrowed German deutsche marks, French francs and euros under various bank agreements. At December 31, 1999, outstanding balances under such agreements totalled $33.7 million. These borrowings have been used for working capital requirements and to repay other outstanding obligations.

     In fiscal 1997, 1998 and 1999, dividends of $19.4 million, $21.1 million and $22.7 million, respectively, were paid to stockholders. To date in fiscal 2000, we have paid dividends of $16.9 million.

     In accordance with our stock repurchase program, we are authorized to purchase 2.2 million shares. We purchased 1,929,100 shares at a cost of $31.7 million during fiscal 1999. The repurchased shares are held as treasury stock and are used to satisfy stock option exercises.

     We have established reserves for our projected share of costs associated with the remediation of, and compliance with, environmental matters at various sites. Adjustments to such provisions and related expenditures have not been material in any of these periods.

     Based on our financial condition as of December 31, 1999, we believe that cash on hand and expected to be generated from operating activities will be sufficient to satisfy our anticipated financing needs for working capital, capital expenditures, environmental clean-up costs, research, development and engineering expenses and any dividends to be paid for the foreseeable future.

YEAR 2000

     The Year 2000 issue concerns the inability of information systems to properly recognize and process date-sensitive information beyond January 1, 2000. AVX determined that it was required to modify or replace some of its hardware and software so that those systems would properly utilize dates beyond December 31, 1999.

     During the past year, we implemented internal procedures to resolve the Year 2000 issue that involved four phases: assessment, remediation, testing and implementation. We completed our assessment of all major systems that could be affected by the Year 2000 issue. The assessment indicated that most of our significant systems, such as customer order, manufacturing and accounting systems, could be affected. In response to the assessment, we completed the remediation phase for all major information technology systems, which included software reprogramming and replacement. We completed system testing and implementation of our Year 2000 program before the end of 1999.

     Additionally, we canvassed our important raw material and service suppliers for Year 2000 compliance. Our search did not reveal any supplier problems that would materially impact our results of operations, liquidity or capital resources.

     The total cost of our Year 2000 project was approximately $5.3 million, which was funded through operating cash flows.

     We have not experienced any significant Year 2000 related system failures nor, to our knowledge, have any of our suppliers. We intend to monitor and test our own systems for ongoing Year 2000 compliance; however, we cannot guarantee that our computer systems or the systems of other companies upon which our operations rely will not be adversely affected by problems associated with the Year 2000 issue.

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board has issued and amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We will be required to adopt SFAS No. 133 for the quarter ended June 30, 2001. Currently, we are evaluating this standard and the impact it will have on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

  Foreign Currency


     Our European sales, which accounted for approximately 28% of fiscal 1999 revenues, generally are denominated in local currencies while those in North America and Asia generally are denominated in U.S. dollars. Also, certain manufacturing and operating costs denominated in local currencies are incurred in Europe, Asia, Mexico and Central and South America. As a result, fluctuations in currency exchange rates affect our operating results and cash flow. In order to minimize the effect of movements in currency exchange rates, we periodically enter into forward exchange contracts to hedge external and intercompany foreign currency transactions. We do not hold or issue derivative financial instruments for speculative purposes. Currency exchange gains and losses have been immaterial during the periods presented.


     Assuming a 10% hypothetical adverse change in all foreign currencies, with the resulting functional currency gains and losses translated into U.S. dollars at the spot rate, the resulting net loss in fair value of exchange contracts held would not be material to our results, financial position or cash flows.

  Euro

     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency, the Euro. We have successfully completed all the necessary enhancements to our sales order, banking arrangements and operational procedures to ensure Euro compliance. We are able to process orders, invoice customers and accept payment in Euros throughout Europe. The introduction of the Euro has not had any material adverse impact upon us. We continue to monitor the risk of price erosion that could result from increased price transparency among countries using the Euro.

  Precious Metals

     We are at risk to fluctuations in prices for commodities used to manufacture our products, primarily palladium and tantalum.

     Palladium, a precious metal used in the manufacture of a portion of our multi-layer ceramic capacitors, is primarily purchased from various companies in the form of palladium sponge and ingot. The main areas of mining of palladium are in Russia and South Africa. Palladium is considered a commodity and is subject to price volatility and has fluctuated in a range of approximately $120 to $450 per troy ounce during the past three years. We have managed, through the use of forward purchase agreements and strategic spot buying, to purchase palladium at a cost below the average market cost for each of the past three years. We are addressing the volatility in the price of palladium by (i) adjusting the manufacturing process for the parts made with palladium to reduce the amount of the precious metal used in each part, and (ii) substituting base metals, such as nickel, in the production of multi-layer ceramic capacitors. We have constructed a new 100,000 square foot production facility in Myrtle Beach, which began production during the first quarter of this fiscal year and is focusing on nickel based products. Because of robust demand for ceramic parts, both palladium and nickel based production capacity is currently needed to satisfy our customers' needs.

     Assuming a 10% hypothetical increase in the average cost of palladium purchased by AVX, gross profit for the year ended March 31, 1999 would have been negatively impacted by approximately $9.6 million.

     Tantalum powder is a principal material used in the manufacture of solid tantalum capacitors. This product is purchased under annual contracts through suppliers from various parts of the world at prices that are subject to periodic adjustment. We are a major consumer of the world's annual tantalum production. Although we believe that there is currently no problem with the procurement of tantalum powder and that the tantalum required by us has generally been available in sufficient quantity to meet requirements, the limited number of tantalum powder suppliers could lead to higher prices.

     Assuming a 10% hypothetical increase in the average cost of tantalum purchased by AVX, gross profit for the year ended March 31, 1999 would have been negatively impacted by approximately $6.6 million.

  Interest Rate Exposure

     Interest rate exposure is centrally managed by offsetting surplus cash and deposits against borrowings on a currency-by-currency basis. We maintain an insignificant amount of foreign currency denominated long-term and short-term debt. The term of these borrowings range from 3 months to 36 months, with both fixed and variable interest rates. A 10% adverse movement in interest rates would not have a material impact on our operating results, financial position or cash flows.

                                    BUSINESS

     AVX is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and related products. Virtually all types of electronic devices use our passive component products to store, filter or regulate electric energy.

     Our passive electronic component products include ceramic and tantalum capacitors, film capacitors, ferrites, varistors and non-linear resistors manufactured in our facilities throughout the world and passive components manufactured by Kyocera. We also manufacture and sell electronic connectors and distribute and sell certain electronic connectors manufactured by Kyocera.

     Our customers are multi-national original equipment manufacturers, or OEMs, and contract equipment manufacturers, or CEMs (also referred to as electronic manufacturing service providers (EMSs)). We market our products through our own direct sales force, independent manufacturers' representatives or electronic component distributors, based upon market characteristics and demands. We coordinate our sales, marketing and manufacturing organization by strategic customer account and globally by region.

     We sell our products to customers in a broad array of industries, such as telecommunications, information technology hardware, automotive electronics, medical devices and instrumentation, industrial instrumentation, military and aerospace electronic systems and consumer electronics. We estimate that, in fiscal 1999, approximately 65% of our net sales were to the telecommunications and information technology hardware industries.

     Our principal strategic advantages include:

          Providing Superior Customer Service. We believe that the breadth and quality of our product line and our ability to respond to our customers' design and delivery requirements in a rapid fashion make us the provider of choice for our multi-national customer base. We differentiate ourselves by providing our customers with a substantially complete passive component solution. We market six families of products: ceramic products, tantalum products, advanced products, other passive products, connector devices and Kyocera resale products. This broad array allows our OEM and CEM (EMS) customers to streamline their purchasing and supply organization.

          Maintaining the Lowest Cost, Highest Quality Manufacturing Organization. We are the only U.S. passive component manufacturer to manufacture its own ceramic raw materials, which we believe provides a significant cost and flexibility advantage over our competitors. We are also investing heavily in the production of base metal ceramic capacitors in order to reduce our dependence on palladium. We have invested $292 million over the past three fiscal years and an additional $109 million in the first nine months of the current fiscal year to upgrade and enhance our manufacturing capabilities. In order to continually reduce the cost of production, since 1976, our strategy has included the transfer of more labor intensive manufacturing processes to such areas as El Salvador, Northern Ireland, Mexico and the Czech Republic.

          Globally Coordinating our Marketing and Manufacturing Facilities. Our 28 manufacturing facilities are located in 13 different countries around the world. As our customers continue to grow and increase their global production locations, we are ideally situated to meet their supply requirements. We are also committed to the continuous evaluation of the potential in new manufacturing locations based on customers' demands and business opportunities. We assign a global customer account executive to cover each of our major multi-national customers.

          Creating Innovative and Unique Products and Manufacturing
     Processes. Our four principal research locations, in Myrtle Beach, South Carolina, Northern Ireland, England and Israel, participated in the introduction of approximately 40 new products in the past 12 months. In the 1999 EBN EE Passives Survey, AVX was named as the technology leader by 21% of the respondents, with our nearest competitor named by only 13% of the respondents. Our scientists are working continually with our customers to develop products that will assist them in achieving their design and production goals. Also, our engineers continue to improve the manufacturing processes for our existing products in order to improve reliability and decrease the cost of production.

PRODUCTS

     We offer an extensive line of passive components designed to provide our customers with "one-stop shopping" for substantially all of their passive component needs. Passive components represented approximately 91% of our net sales and connectors accounted for approximately 9% of our net sales in fiscal 1999.

  Passive Components

     We manufacture a full line of multi-layered ceramic and solid tantalum capacitors in many different sizes and configurations. Our strategic focus on the growing use of ceramic and tantalum capacitors is reflected in our investment during the past three fiscal years of approximately $264.4 million and an additional $96.7 million during the nine months ended December 31, 1999 primarily to increase our capacitor manufacturing capacity. We believe that sales of ceramic and tantalum capacitors will continue to be among the most rapidly growing in the worldwide capacitor market because technological advances have been constantly expanding the number and type of applications for these products.

     Tantalum and ceramic capacitors are commonly used in conjunction with integrated circuits and are best suited for applications requiring low to medium capacitance values. Capacitance is the measure of the capacitor's ability to store electric energy. Generally, ceramic capacitors are more cost-effective at lower capacitance values, and tantalum capacitors are more cost-effective at medium capacitance values.

     We produce two basic versions of ceramic and tantalum capacitors: surface-mount and leaded. Surface-mount capacitors are attached directly to a circuit board. Leaded capacitors are attached to a circuit board using lead wires. In recent years there has been significant industry-wide growth in the use of surface-mount capacitors, and industry analysts have predicted that this will cause the market for leaded capacitors to decline. In certain applications, however, leaded capacitors continue to be the component of choice. The net sales of surface-mount and leaded ceramic and tantalum capacitors accounted for approximately 53% of our passive component net sales in fiscal 1999.

     We also offer a line of advanced passive component products to fill the special needs of our customers. Our advanced products engineers work with some customers' in-house technical staffs to design, produce and manufacture special products to meet the specifications of particular applications. The manufacture of special products permits us, through our research and development activities, to make technological advances, provide customers with design solutions to fit their needs, gain a marketing inroad with the customer with respect to our complete product line and, in some cases, develop products that can be sold to additional customers in the future. Our advanced products division presently has significant ongoing projects with a variety of key customers. Sales of advanced products accounted for approximately 19% of passive component net sales in fiscal 1999.

     With the acquisition of TPC, we expanded our family of passive components to include film capacitors, ferrites, high-energy/voltage power capacitors, varistors and non-linear resistors. These products share the same distribution and market channels as our historical product base and further enhance our product offerings. The sale of TPC products accounted for approximately 8% of passive component net sales in fiscal 1999.

     We have a non-exclusive license to distribute and sell Kyocera electronic component products everywhere in the world except Japan. Our distribution and sale of certain Kyocera products broaden our range of products and further facilitate our ability to offer "one-stop shopping" for our customers' electronic components needs. The Kyocera electronic components we sell include ceramic capacitors, hybrids, oscillators, saw devices, resistor networks, trimmers, chip resistors, ceramic filters, resonators and piezo acoustic devices. Sales of these Kyocera products accounted for approximately 20% of passive component net sales in fiscal 1999.

  Connectors

     We also manufacture high-quality electronic connectors and inter-connect systems for use in the telecommunications, information technology hardware, automotive electronics, medical device, military and aerospace industries. Our product lines include a variety of industry-standard connectors as well as products designed specifically for our customers' unique applications. We produce fine pitch, or small centerline, connectors, many of which have been selected by leading OEMs for applications in cellular phones, pagers, printers and notebook computers. We have also developed a value-added business in flat ribbon cable assembly and in backpanel and card edge assemblies. We also sell certain connectors manufactured by Kyocera.

MARKETING, SALES AND DISTRIBUTION

     We place a high priority on solving customers' electronic component problems and responding to their needs. We frequently form teams consisting of marketing, research and development and manufacturing personnel to work with customers to design and manufacture products to suit their specific requirements.

     Our products are sold primarily to manufacturers and, to a much lesser extent, to United States and foreign government agencies. We also have qualified products under various military specifications, approved and monitored by the United States Defense Electronic Supply Center, and under certain foreign military specifications.

     Approximately 42%, 28% and 30% of our net sales for fiscal 1999 were to customers in North America, Europe, and Asia, respectively. Financial information relating to geographic operations is set forth in our consolidated financial statements in this prospectus. Our products are marketed worldwide by our own sales personnel, as well as through independent manufacturers' representatives who are compensated solely on a commission basis and independent electronic component distributors. We have regional sales personnel in strategic locations to provide technical and sales support for independent manufacturers' representatives and independent electronic component distributors. We believe that this combination of distribution channels provides a high level of market penetration and efficient coverage of our customers on a cost-effective basis.

     Our OEM customers include Motorola Inc., Lucent Technologies, L.M. Ericsson Telefonaktiebolaget, OY Nokia AB., Northern Telecom, Sagen SA, Samsung Co. Limited and Siemens AG in the telecommunications industry; International Business Machines Corporation, Compaq Computer Corp., Seagate Technology International, Apple Computer, Inc., 3Com Corporation, Acer Incorporated and Sony Corporation in the information technology hardware industry; Robert Bosch GmbH, Siemens AG, General Motors Corp., Mannesmann VDO AG, Valco SA and Magneti Marelli S.p.A. in the automotive industry; and Medtronics, Inc., St. Jude Medical and Guidant Corporation in the medical industry. Sales are also made to large CEM customers, such as Solectron Corporation, Celestica, Inc., Jabil Circuit, Inc. and SCI Systems, and independent electronic component distributors, such as Arrow, Avnet, Future Electronics and Kent Electronics. Our largest customers vary from year to year, and no customer has a long-term commitment to purchase our products. No one customer has accounted for more than 10% of net sales for the past three fiscal years.

     We had a backlog of orders of approximately $456 million at December 31, 1999, $228 million at March 31, 1999, $196 million at March 31, 1998 and $240 million at March 31, 1997. Orders may be canceled by a customer at any time, subject to cancellation charges under certain circumstances. Backlog fluctuates year to year due in part to the changes in customer order patterns and the utilization of capacity in the industry. The backlog outstanding at any time is not necessarily indicative of the level of business to be expected in any ensuing period since certain orders are placed and delivered within the same period.

RESEARCH, DEVELOPMENT AND ENGINEERING

     Our emphasis on research and development is reflected by the fact that most of our manufactured products and manufacturing processes have been designed and developed by our own engineers and scientists. Our 60,000 square-foot facility in Myrtle Beach, South Carolina is dedicated entirely to pure research and development, and provides centralized coordination of our global research and development efforts. We also maintain significant research and development staffs at our facilities in Northern Ireland, Israel and England.

     Our research, development and engineering effort places a priority on the design and development of innovative products and manufacturing processes and engineering advances in existing product lines and manufacturing operations. Other areas of emphasis include material synthesis and the integration of passive components for applications requiring reduced size and lower manufacturing costs associated with board assembly. Research, development and engineering expenditures were approximately $33 million, $36 million and $42 million during fiscal 1997, 1998 and 1999, respectively.

     We own United States patents as well as corresponding patents in various other countries, and also have patent applications pending, although patents are not in the aggregate material to the successful operation of our business.

RAW MATERIALS

     Although most materials incorporated in our products are available from a number of sources, certain materials (particularly palladium and tantalum) are available only from a relatively limited number of suppliers.

     Palladium, a principal raw material used in the manufacture of ceramic capacitors, is primarily purchased from various companies in the form of palladium sponge and ingot. The main areas of mining of palladium are in Russia and South Africa. Palladium is considered a commodity and is subject to price volatility that has fluctuated in a range of approximately $120 to $450 per troy ounce during the last three years. We are addressing the volatility in the price of palladium by (i) adjusting the manufacturing process for the parts made with palladium to reduce the amount of the precious metal used in each part, and (ii) substituting base metals, such as nickel, in the production of multi-layer ceramic capacitors. We have constructed a new 100,000 square foot production facility in Myrtle Beach, which began production during the first quarter of this fiscal year and is focusing on nickel based products. Because of robust demand for ceramic parts, both palladium and nickel based production capacity is currently needed to satisfy our customers' needs.

     Tantalum powder is a principal material used in the manufacture of tantalum capacitor products. This product is purchased under annual contracts with suppliers from various parts of the world at prices that are subject to periodic adjustment. We are a major consumer of the world's annual tantalum production. We believe that there is currently no problem with the procurement of tantalum powder because the tantalum required to produce our products has generally been available in sufficient quantity. The limited number of tantalum powder suppliers could, however, lead to higher prices.

     AVX internally develops and produces a majority of the ceramic raw materials used in its production processes and is expanding its ceramic production operations in order to meet increased demand. We are the only United States capacitor manufacturer that manufactures its own ceramic raw materials.

COMPETITION

     We have encountered strong competition in our various product lines from both domestic and foreign manufacturers. Competitive factors in the markets include product quality and reliability, breadth of product line, customer service, technological innovation, timely delivery and price. We believe we compete favorably on the basis of each of these factors. The breadth of our product offering enables us to strengthen our market position by providing customers with one of the broadest selections of passive electronic components and connector products available from any one source. Our major competitors are Murata Manufacturing Company Ltd, TDK Corporation, KEMET Corporation, NEC Corporation and Vishay Intertechnology, Inc. Our major competitors for certain electronic connector products are AMP Incorporated, Molex Incorporated and Amphenol Corporation.

EMPLOYEES

     As of December 31, 1999, we employed approximately 17,000 full time employees. Approximately 3,800 of these employees are employed in the United States. Of the employees located in the United States, approximately 1,700 are covered by collective-bargaining arrangements. In addition, some foreign employees are members of trade and government-affiliated unions.

LEGAL PROCEEDINGS

     We are a party to various legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to our operations. Although it is difficult to predict the outcome of any legal proceeding, in the opinion of management, these proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

ENVIRONMENTAL MATTERS

     We are subject to federal, state and local laws and regulations concerning the environment in the United States and to the environmental laws and regulations of the other countries in which we have manufacturing facilities. Based on our periodic review of the operating policies and practices at all of our facilities, we believe that our operations currently comply, in all material respects, with all of these laws and regulations.

     We have been identified by the United States Environmental Protection Agency ("EPA"), state governmental agencies or other private parties as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or equivalent state or local laws for clean-up and response costs associated with thirteen sites at which remediation is required. Because CERCLA has been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At all but one site, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. We therefore believe that any liability resulting from these sites will be apportioned between AVX and other PRPs.

     To resolve our liability at each of the sites at which we have been named a PRP, we have entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. We have paid, or reserved for, all amounts required under the terms of these orders and decrees corresponding to our apportioned share of the liabilities. As is customary, the orders and decrees at sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions during clean-up or substantial cost overruns for the chosen remedy. The existence of these reopener provisions, combined with the difficulties of reliably estimating clean-up costs and the joint and several nature of CERCLA liability, makes it difficult to predict the ultimate liability at any site with certainty. While no assurance can be given, we do not believe that any additional costs to be incurred by AVX at any of the sites will have a material adverse effect on our financial condition, results of operations or cash flows.

     In addition, we do not believe that any investigation or clean-up that may be required at any other locations will have a material adverse effect on our financial condition, results of operations or cash flows.

MANUFACTURING OPERATIONS

     We conduct manufacturing operations throughout the world. All of our operations around the world are certified to the ISO 9000 international quality control standards. ISO 9000 is a comprehensive set of quality program standards developed by the International Organization for Standardization. The majority of our facilities have also been qualified under a new set of stringent QS 9000 quality standards developed by the U.S. automotive industry.

     Virtually all manufacturing, research and development and warehousing facilities could at any time be involved in the manufacturing, sale or distribution of passive components (PC) and connector products (CP). The following is a list of our facilities, their square footage, whether they are leased or owned and a description of their use.

                                    SQUARE
LOCATION                            FOOTAGE   TYPE OF INTEREST           DESCRIPTION OF USE
--------                            -------   ----------------           ------------------
UNITED STATES
Myrtle Beach, SC..................  546,098        Owned         Manufacturing/Research/
                                                                 Headquarters -- PC -- CP
Myrtle Beach, SC..................   69,000        Owned         Office/Warehouse -- PC, CP
Conway, SC........................   70,408        Owned         Manufacturing -- PC
Biddeford, ME.....................   72,000        Owned         Manufacturing -- PC
Colorado Springs, CO..............   15,000        Owned         Manufacturing -- PC
El Paso, TX.......................   24,460        Leased        Warehouse -- PC -- CP
New Orleans, LA...................   18,840        Leased        Warehouse -- PC
Olean, NY.........................  107,400        Owned         Manufacturing -- PC
Raleigh, NC.......................  206,000        Owned         Manufacturing/Warehouse -- PC -- CP
Sun Valley, CA....................   25,000        Leased        Manufacturing -- PC
Vancouver, WA.....................   87,048        Leased        Manufacturing -- PC
Vancouver, WA.....................   10,800        Leased        Warehouse/Office -- PC
OUTSIDE THE UNITED STATES
Beaune, France....................  235,210        Leased        Manufacturing -- PC
Betzdorf, Germany.................  101,671        Owned         Manufacturing -- CP
Biggleswade, England..............   10,000        Leased        Manufacturing -- CP
Chihuahua, Mexico.................  393,952        Owned         Manufacturing -- PC
Coleraine, N. Ireland.............  167,000        Owned         Manufacturing/Research -- PC
Guadalajara, Mexico...............   20,000        Owned         Warehouse -- PC -- CP
Hong Kong.........................   30,257        Owned         Warehouse -- PC -- CP
Jerusalem, Israel.................   98,200        Leased        Manufacturing/Research -- PC
Juarez, Mexico....................   84,000        Owned         Manufacturing -- PC -- CP
Lanskroun, Czech Republic.........  197,593        Leased        Manufacturing -- PC
Lanskroun, Czech Republic.........  201,586        Owned         Manufacturing -- PC
Manaus, Brazil....................   78,500        Owned         Manufacturing -- PC -- CP
Uherske Hradiste, Czech             148,910        Leased        Manufacturing -- PC -- CP
  Republic........................
Larne, N. Ireland.................  120,000        Owned         Manufacturing/Warehouse PC -- CP
Newmarket, England................   52,000        Leased        Manufacturing -- CP
Penang, Malaysia..................  140,825        Owned         Manufacturing -- PC
Paignton, England.................  154,909        Owned         Manufacturing/Research -- PC
Saint-Apollinaire, France.........  321,535        Leased        Manufacturing -- PC
Seurre, France....................  134,333        Leased        Manufacturing -- PC
San Salvador, El Salvador.........  232,981        Owned         Manufacturing -- PC
Singapore.........................   49,500        Leased        Manufacturing/Warehouse -- PC -- CP
Taipei, Taiwan....................   52,500        Owned         Manufacturing -- PC

     In addition to the foregoing, we own and lease a number of sales offices throughout the world.

     Management believes that all of our property, plant and equipment is in good operating condition. We are constantly upgrading our equipment and adding capacity through greater use of automation. Our capital expenditures for plant and equipment were $100.4 million in fiscal 1998, $97.7 million for fiscal 1999 and $109.3 million during the nine months ended December 31, 1999.

     In order to meet the expectations of our customers during this current period of robust demand, we plan to continue to add capacity during the balance of fiscal year 2000 and in fiscal year 2001.

                                   MANAGEMENT

     The following table provides certain information regarding our executive officers as of December 31, 1999:


                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Benedict P. Rosen..........................  63    Chief Executive Officer
John S. Gilbertson.........................  56    President and Chief Operating Officer
Donald B. Christiansen.....................  60    Senior Vice President of Finance, Chief
                                                   Financial Officer and Treasurer
C. Marshall Jackson........................  51    Senior Vice President of Sales and
                                                   Marketing
Ernie Chilton..............................  55    Senior Vice President of Tantalum
S. M. Chan.................................  43    Vice President of Sales and Marketing -Asia
Allan Cole.................................  57    Vice President of Sales
Alan Gordon................................  50    Vice President of Sales and
                                                   Marketing -- Europe
John L. Mann...............................  57    Vice President of Quality
Roberto E. Salazar.........................  45    Vice President of Latin America Operations
Carl L. Eggerding..........................  50    Vice President of Advanced Products and
                                                   Technology Center
Kurt P. Cummings...........................  44    Corporate Controller and Secretary


     BENEDICT P. ROSEN. Chairman of the Board and Chief Executive Officer since July 1997. Chief Executive Officer and President of AVX from April 1993 until July 1997 and a member of the Board since January 1990. Executive Vice President from February 1985 to March 1993 and employed by AVX since 1972. Senior Managing and Representative Director of Kyocera since June 1995 and previously served as a Managing Director of Kyocera from 1992 to June 1995. Director of Nitzanim-AVX/Kyocera-Venture Capital Fund Ltd., Aerovox Corporation and the Nordson Corporation.

     JOHN S. GILBERTSON. President since July 1997. Chief Operating Officer of AVX since April 1994, and a member of the Board since January 1990. Executive Vice President from April 1992 to July 1997, Senior Vice President from September 1990 to March 1992 and employed by AVX since 1981. Director of Kyocera since June 1995.

     DONALD B. CHRISTIANSEN. Senior Vice President of Finance, Chief Financial Officer and Treasurer of AVX since July 1997 and a member of the Board since April 1992. Vice President of Finance, Chief Financial Officer and Treasurer from April 1994 to July 1997 and Chief Financial Officer from March 1992 to April 1994.

     C. MARSHALL JACKSON. Senior Vice President of Sales and Marketing since April 1994. From January 1990 until March 1994, Mr. Jackson was Vice President of AVX and has been employed by AVX since 1969.

     ERNIE CHILTON. Senior Vice President-Tantalum since April 1994. From January 1990 until February 1993, Mr. Chilton served as Vice President of AVX. Mr. Chilton has been employed by AVX since 1979.

     S. M. CHAN. Vice President of Sales and Marketing Asia since April 1994. From April 1992 until March 1994, Mr. Chan served as the Director of Marketing of AVX. Mr. Chan has been employed by AVX since October 1990.

     ALLAN COLE. Vice President of Sales of the Company since May 1987. Mr. Cole has been employed by AVX since 1977 serving in several sales management positions, both domestic and international.

     ALAN GORDON. Vice President of European Sales and Marketing of Europe since February 1993. From January 1991 until February 1993, Mr. Gordon served as the Director of Marketing of AVX. Mr. Gordon has been employed by AVX since 1991.

     JOHN L. MANN. Vice President of Quality of AVX since May 1986. From March 1984 until May 1986, Mr. Mann served as the Corporate Director of Quality.

     CARL L. EGGERDING. Vice President of Advanced Products and Technology Center since July 1997. Employed by AVX since April 1996. Prior to April 1996, employed by IBM as Director of Development for Organic Packaging Technology.

     ROBERTO E. SALAZAR. Vice President of Latin America Operations since July 1997. Served as General Manager of El Salvador Operations from 1980 until 1993. Division President for El Salvador and later Chihuahua Mexico operations. Business manager for the radial conformed coated devices with worldwide responsibility since 1986.

     KURT P. CUMMINGS. Secretary of the Company since July 1997. Corporate Controller of the Company since June 1992. Prior to June 1992, Partner with Deloitte & Touche LLP.

                              SELLING STOCKHOLDER

     Kyocera is the majority stockholder of AVX. The address of Kyocera is 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto 612-8501, Japan. As of the date of this prospectus, Kyocera owns beneficially and of record 66,150,000 shares of common stock, representing approximately 76% of our outstanding shares. After the offering, Kyocera will own beneficially and of record 60,900,000 shares of common stock, representing approximately 70% of AVX's outstanding shares (or 60,150,000 shares, representing approximately 69% of our outstanding stock, if the underwriters' over-allotment option is exercised in full). Kyocera will, therefore, be able, acting alone, to elect AVX's entire board of directors and to control the vote on matters submitted to a vote of our stockholders, including extraordinary corporate transactions.

               RELATIONSHIP WITH KYOCERA AND RELATED TRANSACTIONS

     From January 1990 through August 15, 1995, AVX was wholly-owned by Kyocera. On August 15, 1995, Kyocera sold 22.9%, or 19,650,000 shares of AVX's common stock, and AVX sold an additional 2,200,000 common shares, in a public offering.


     Since January 1990, Kyocera and AVX have engaged in a significant number and variety of related party transactions, including, without limitation, the transactions referred to in the consolidated financial statements and related notes thereto of AVX set forth elsewhere in this prospectus. AVX also has established several ongoing arrangements with Kyocera and has executed several agreements, the more significant of which are described below. Except for the Buzzer Assembly Agreement, each of the agreements described below contains provisions requiring that the terms of any transaction under such agreement be equivalent to that which an independent unrelated party would agree at arm's-length and is subject to the approval of the Special Advisory Committee of the AVX Board of Directors. The Special Advisory Committee is comprised of the independent directors of AVX and is required to review and approve such agreements and any other significant transactions between AVX and Kyocera not covered by such agreements.


     Products Supply and Distribution Agreement. Pursuant to the Products Supply and Distribution Agreement (the "Distribution Agreement") (i) AVX will act as the non-exclusive distributor of certain Kyocera-manufactured products in territories outside of Japan, and (ii) Kyocera will act as the non-exclusive distributor of certain AVX-manufactured products within Japan. The Distribution Agreement has a term of one year, with automatic one-year renewals, subject to the right of termination by either party at the end of the then current term upon at least three months prior written notice.

     Disclosure and Option to License Agreement. Pursuant to the Disclosure and Option to License Agreement (the "License Agreement"), AVX and Kyocera agree to exchange confidential information relating to the development and manufacture of multi-layered ceramic capacitors and various other ceramic products. The expiration date of the License Agreement is March 31, 2005.

     Materials Supply Agreement. Pursuant to the Materials Supply Agreement (the "Supply Agreement"), AVX and Kyocera will from time to time supply the other party with certain raw and semi-processed materials used in the manufacture of ceramic capacitors and other ceramic products. The Supply Agreement will expire on March 31, 2000.


     Buzzer Assembly Agreement. Pursuant to the Buzzer Assembly Agreement (the "Buzzer Agreement"), AVX assembles certain electronic components for Kyocera in AVX's Juarez, Mexico facility. Kyocera pays AVX a fixed cost mutually agreed upon by the parties for each component assembled plus a profit margin. The Buzzer Agreement will terminate on March 31, 2000, subject to the right of either party to terminate upon six months written notice. However, unless otherwise terminated, the Buzzer Agreement shall be renewed for one year periods.


     Machinery and Equipment Purchase Agreement. Pursuant to the Machinery and Equipment Purchase Agreement (the "Machinery Purchase Agreement"), AVX and Kyocera will from time to time design and manufacture for the other party certain equipment and machinery of a proprietary and confidential nature used in the manufacture of capacitors and other electrical components. The agreement will terminate on March 31, 2000.


     AVX and Kyocera are currently negotiating certain changes to, or extensions of, the Distribution Agreement, Supply Agreement, Buzzer Agreement and Machinery Purchase Agreement, each of which is expected to be finalized and executed prior to March 31, 2000. We do not expect these changes or extensions to materially modify prior arrangements between the two companies.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of AVX consists of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock. Both before and after giving effect to the sale of the 5,250,000 shares of common stock offered by Kyocera in this offering, there are 87,127,250 shares of common stock outstanding (excluding 746,075 shares of common stock issuable upon exercise of options outstanding and 449,650 shares available for grant as of December 31, 1999 under AVX's stock option plans). No shares of preferred stock are outstanding.

COMMON STOCK

     The holders of shares of common stock are entitled to vote at all meetings of stockholders on the basis of one vote per share and receive dividends if, as and when declared by the board of directors, and participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of AVX.

     The holders of our common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The common stock does not have cumulative voting rights. The common stock currently outstanding is validly issued, fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors, without further approval of the stockholders, is vested with broad authority with respect to the preferred stock to establish and designate series, fix the number of shares to be included in each series, provide for a sinking fund for the purchase or redemption of shares or a purchase fund for the purchase of shares of such series, and determine the relative rights, preferences and limitations of each series, including but not limited to the dividend and voting rights of the preferred stock and the preferential amounts payable to the holders of preferred stock on liquidation. The board of directors will also determine whether the preferred stock will be convertible into other securities of the company, including common stock. Accordingly, the issuance of preferred stock, while promoting flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting rights of the holders of, or the market price of, common stock and, under certain circumstances, make it more difficult for a third party to gain control of AVX. The holders of preferred stock also have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of our preferred stock pursuant to Delaware law.

ANTI-TAKEOVER PROVISIONS

     Certain Provisions of the Certificate and By-laws

     AVX's certificate and by-laws contain certain provisions that may delay, defer or prevent a change in control and make removal of management more difficult. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. The provisions also are intended to discourage certain tactics that may be used in proxy fights.

     The certificate provides that members of the board of directors may be removed only for cause and only by the affirmative vote of the holders of 80% or more of the voting power of the then outstanding stock of AVX.

     The by-laws establish advance notice procedures with regard to stockholder proposals. These procedures provide that notice of stockholder proposals at any annual meeting of stockholders must generally be received in writing by the Corporate Secretary not less than 60 days nor more than 90 days prior to the meeting provided, that, in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholders must be received within 10 days after notice of the meeting was mailed or publicized in order to be timely. We may reject a stockholder proposal that is not made in accordance with these procedures. We may also reject a stockholder proposal that does not, as required by the by-laws, contain certain information concerning the matters to be brought before the meeting or the stockholder submitting the proposal. Business transacted at any special meeting of stockholders is limited to the purposes stated in the notice of such special meeting.

     The foregoing provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of AVX even if such removal or change would be beneficial, in the short term, to our stockholders. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.

     Delaware Anti-takeover Provisions

     Under Section 203 of the Delaware law, certain "business combinations" between a Delaware corporation, the stock of which generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 of the Delaware law (AVX has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified and authorized at an annual or special meeting of stockholders (not by written consent) by 66 2/3% of the outstanding voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder or group who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation provides that no director of AVX will be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware law as currently in effect or as the same may hereafter be amended. Section 102(b)(7) of the Delaware law currently does not permit provisions that eliminate or limit the liability of a director (i) for breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of AVX and its stockholders (through stockholders' derivative suits on behalf of AVX) to recover monetary damages against any director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except for the situations described in clauses (i)-(iv) of the preceding sentence. These provisions will not affect the availability of injunctive relief for breach of fiduciary duty or alter the liability of directors under federal securities laws.

     Our by-laws provide that AVX will indemnify its directors, officers and certain employees and agents to the maximum extent authorized by the Delaware law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Both before and after giving effect to the offering, AVX will have outstanding 87,127,250 shares of common stock (excluding 746,075 shares of common stock issuable upon exercise of options outstanding and 449,650 shares available for grant as of December 31, 1999 under AVX's stock option plans). The shares being sold by Kyocera pursuant to this prospectus will be freely tradeable without restriction under the Securities Act unless purchased by "affiliates" of AVX.


     Immediately following completion of the offering, the shares of common stock owned by Kyocera cannot be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemptions provided by Rule 144 under the Securities Act, is available.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of AVX, who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock and (ii) the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are also subject to certain other requirements relating to manner of sale, notice and availability of current public information about AVX. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of AVX at any time during the three months immediately preceding the sale is entitled to sell restricted shares pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which such restricted shares were acquired from AVX or the date they were acquired from an affiliate of AVX.


     We and Kyocera and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock of AVX for a period of 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch & Co. For additional information, see
"Underwriting -- No Sales of Similar Securities."

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, Kyocera and the underwriters, Kyocera has agreed to sell to the underwriters, and each of the underwriters has agreed to purchase from Kyocera, the number of shares of common stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Morgan Stanley & Co. Incorporated...........................
Salomon Smith Barney Inc....................................
                                                               ------
             Total..........................................
                                                               ======

     The several underwriters have agreed to purchase all of the shares of common stock being sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

     We and Kyocera have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less
a concession not in excess of $       per share. The underwriters may allow, and
the dealers may reallow, a discount not in excess of $       per share to other
dealers. After the offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, underwriting discount and the proceeds before expenses to Kyocera. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                          WITHOUT    WITH
                                                              PER SHARE   OPTION    OPTION
                                                              ---------   -------   ------
Public offering price.......................................  $           $         $
Underwriting discount.......................................  $           $         $
Proceeds, before expenses, to Kyocera.......................  $           $         $


     The expenses of this offering, not including the underwriting discount, are estimated at $560,000 and are initially payable by AVX. Kyocera will reimburse AVX for such expenses.

OVER-ALLOTMENT OPTION

     Kyocera has granted an option to the underwriters to purchase up to 750,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the table above.

NO SALES OF SIMILAR SECURITIES

     We and Kyocera and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock of AVX for a period of 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch & Co. Specifically, we and Kyocera and our executive officers and directors have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock of AVX,

     - sell any option or contract to purchase any common stock of AVX,

     - purchase any option or contract to sell any common stock of AVX,

     - grant any option, right or warrant for the sale of any common stock of AVX,

     - otherwise dispose of or transfer any common stock of AVX,


     - request or demand that we file any registration statement related to the common stock of AVX, or


     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock of AVX whether any swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

     This lockup provision applies to common stock of AVX and to securities convertible into or exchangeable or exercisable for or repayable with common stock of AVX. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING


     The shares are listed on the New York Stock Exchange under the symbol
"AVX."


PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives are permitted to engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS


     Certain legal matters relating to this offering will be passed upon for AVX by Parker, Poe, Adams & Bernstein L.L.P., Charlotte, North Carolina. Brown & Wood LLP, New York, New York is acting as counsel for the underwriters.


                                    EXPERTS

     The financial statements incorporated in this prospectus and registration statement by reference to the annual report on Form 10-K for the year ended March 31, 1999 and included in this prospectus and registration statement as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 have been so incorporated and included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the Commission will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     - The description of our common stock which is contained in our registration statement on Form 8-A filed with the Commission on July 12, 1995 and any amendments or reports filed for the purpose of updating such description.

     - Our annual report on Form 10-K for the year ended March 31, 1999.

     - Our quarterly reports on Form 10-Q for the quarters ended June 30, 1999, September 30, 1999 and December 31, 1999, in each case, if applicable, as amended.

     - Our proxy statement dated July 15, 1999 (to the extent incorporated by reference in our annual report on Form 10-K for the year ended March 31,
       1999).

     All documents which we subsequently file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be a part of this prospectus from the date of filing of such documents. These documents are or will be available for inspection or copying at the locations identified below under the caption "Where You Can Find More Information."

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference). You should direct requests for documents to Donald B. Christiansen, Senior Vice President of Finance and Chief Financial Officer, 801 17th Avenue South, Myrtle Beach, SC 29577. The telephone number is (843) 946-0355. We also maintain a website at http://www.avxcorp.com. The information contained in our website is not incorporated by reference into, nor is it otherwise to be deemed a part of, this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, therefore, we file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may inspect and copy this information (at prescribed rates) at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding issuers that file electronically with the Commission. In addition, this information may also be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933, as amended. The registration statement relates to the common stock offered by Kyocera. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any document referred to are not necessarily complete, and in each instance we refer you to the copy of such document filed as an exhibit to the registration statement. For further information with respect to us and the securities offered hereby, we refer you to the registration statement and its exhibits and schedules, which may be obtained at the locations described in the preceding paragraph.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                        AVX CORPORATION AND SUBSIDIARIES

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
  Consolidated Balance Sheets as of March 31, 1998 and 1999
     and (unaudited) December 31, 1999......................   F-3
  Consolidated Statements of Income for the years ended
     March 31, 1997, 1998 and 1999 and (unaudited) for the
     nine months ended December 31, 1998 and 1999...........   F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended March 31, 1997, 1998 and 1999 and
     (unaudited) for the nine months ended December 31,
     1999...................................................   F-5
  Consolidated Statements of Cash Flows for the years ended
     March 31, 1997, 1998, and 1999 and (unaudited) nine
     months ended December 31, 1998 and 1999................   F-6
  Notes to Consolidated Financial Statements................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AVX Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of AVX Corporation and Subsidiaries at March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Atlanta, Georgia
May 14, 1999

                        AVX CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     MARCH 31,
                                                              -----------------------   DECEMBER 31,
                                                                 1998         1999          1999
                                                              ----------   ----------   ------------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  201,887   $  173,106    $  234,391
  Accounts receivable, net..................................     139,812      157,331       190,735
  Inventories...............................................     326,787      277,393       305,170
  Deferred income taxes.....................................      20,039       21,895        22,175
  Other receivables.........................................       3,707        2,738         3,442
  Prepaid and other.........................................      29,980       31,072        40,224
                                                              ----------   ----------    ----------
         Total current assets...............................     722,212      663,535       796,137
Property and equipment:
  Land......................................................      10,110       12,287        12,639
  Buildings and improvements................................     123,668      142,661       177,552
  Machinery and equipment...................................     663,594      730,574       781,335
  Construction in progress..................................      44,313       58,692        63,417
                                                              ----------   ----------    ----------
                                                                 841,685      944,214     1,034,943
Accumulated depreciation....................................    (559,431)    (639,966)     (691,475)
                                                              ----------   ----------    ----------
                                                                 282,254      304,248       343,468
Goodwill, net...............................................      33,479       78,790        75,441
Other assets................................................      10,708       11,467        15,389
                                                              ----------   ----------    ----------
         Total assets.......................................  $1,048,653   $1,058,040    $1,230,435
                                                              ==========   ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term bank debt......................................  $    9,887   $   20,944    $   16,663
  Current maturities of long-term debt......................       2,911          148            13
  Accounts payable:
    Trade...................................................      39,507       46,737        73,939
    Affiliates..............................................      37,800       32,311        55,054
  Income taxes payable......................................      15,650       11,995        34,909
  Accrued payroll and benefits..............................      36,361       41,055        45,574
  Accrued expenses..........................................      27,309       39,092        46,899
                                                              ----------   ----------    ----------
    Total current liabilities...............................     169,425      192,282       273,051
  Long-term debt............................................       8,376       12,714        17,229
  Deferred income taxes.....................................       8,563        6,115         7,651
  Other liabilities.........................................      11,405       16,288        14,564
                                                              ----------   ----------    ----------
         Total liabilities..................................     197,769      227,399       312,495
                                                              ----------   ----------    ----------
Commitments and contingencies (Notes 10 and 13)
Stockholders' equity:
  Preferred stock, par value $.01 per share:................          --           --
  Authorized, 20,000,000 shares; None issued and outstanding
  Common stock, par value $.01 per share:...................         882          882           882
  Authorized, 300,000,000 shares; issued and outstanding,
    88,183,500 and 88,184,125 shares for 1998 and 1999,
    respectively
  Additional paid-in capital................................     325,017      325,028       333,353
  Retained earnings.........................................     522,410      541,267       610,466
  Accumulated other comprehensive income (loss).............       2,575       (4,789)       (9,371)
  Common stock in treasury, at cost, 1,929,100 (March 31,
    1999) and 1,056,875 (December 31, 1999) shares..........          --      (31,747)      (17,390)
                                                              ----------   ----------    ----------
         Total stockholders' equity.........................     850,884      830,641       917,940
                                                              ----------   ----------    ----------
         Total liabilities and stockholders' equity.........  $1,048,653   $1,058,040    $1,230,435
                                                              ==========   ==========    ==========

          See accompanying notes to consolidated financial statements.

                        AVX CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                NINE MONTHS ENDED
                                           YEARS ENDED MARCH 31,                  DECEMBER 31,
                                  ---------------------------------------   -------------------------
                                     1997          1998          1999          1998          1999
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Net sales.......................  $ 1,126,178   $ 1,267,653   $ 1,245,473   $   926,862   $ 1,131,135
Cost of sales...................      851,863       970,216     1,078,064       795,884       922,063
                                  -----------   -----------   -----------   -----------   -----------
          Gross profit..........      274,315       297,437       167,409       130,978       209,072
Selling, general and
  administrative expenses.......      102,369       110,737       114,104        86,005        87,482
                                  -----------   -----------   -----------   -----------   -----------
          Profit from
            operations..........      171,946       186,700        53,305        44,973       121,590
Other income (expense):
  Interest income...............        7,536        11,268         7,946         6,204         6,450
  Interest expense..............       (2,049)       (1,921)       (2,228)       (1,710)       (1,453)
  Other, net....................        1,010         1,377         1,719            13         1,227
                                  -----------   -----------   -----------   -----------   -----------
Income before income taxes......      178,443       197,424        60,742        49,480       127,814
Provision for income taxes......       57,102        62,773        19,226        15,512        41,754
                                  -----------   -----------   -----------   -----------   -----------
          Net income............  $   121,341   $   134,651   $    41,516   $    33,968   $    86,060
                                  ===========   ===========   ===========   ===========   ===========
Basic and diluted income per
  share.........................  $      1.38   $      1.53   $      0.48   $      0.39   $      0.99
                                  ===========   ===========   ===========   ===========   ===========
Weighted average common shares
  outstanding...................   88,000,000    88,109,643    87,066,028    87,280,959    86,555,383
                                  ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                        AVX CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                       ACCUMULATED
                                     COMMON STOCK                                         OTHER
                            -------------------------------   ADDITIONAL              COMPREHENSIVE              CURRENT PERIOD'S
                              NUMBER               TREASURY    PAID-IN     RETAINED      INCOME                   COMPREHENSIVE
                             OF SHARES    AMOUNT    STOCK      CAPITAL     EARNINGS      (LOSS)        TOTAL          INCOME
                            -----------   ------   --------   ----------   --------   -------------   --------   ----------------
Balance, March 31, 1996...   88,000,000    $880    $     --    $319,909    $306,923      $(3,712)     $624,000
Net income................                                                  121,341                    121,341       $121,341
Other comprehensive
  income..................                                                                 5,988         5,988          5,988
Dividends.................                                                  (19,360)                   (19,360)
                            -----------    ----    --------    --------    --------      -------      --------       --------
Balance, March 31, 1997...   88,000,000     880          --     319,909     408,904        2,276       731,969       $127,329
                                                                                                                     ========
Net income................                                                  134,651                    134,651       $134,651
Other comprehensive
  income..................                                                                   299           299            299
Dividends.................                                                  (21,145)                   (21,145)
Exercise of stock
  options.................      183,500       2                   4,482                                  4,484
Tax benefit of stock
  option exercises........                                          626                                    626
                            -----------    ----    --------    --------    --------      -------      --------       --------
Balance, March 31, 1998...   88,183,500     882          --     325,017     522,410        2,575       850,884       $134,950
                                                                                                                     ========
Net income................                                                   41,516                     41,516       $ 41,516
Other comprehensive income
  (loss)..................                                                                (7,364)       (7,364)        (7,364)
Dividends.................                                                  (22,659)                   (22,659)
Exercise of stock
  options.................          625                              11                                     11
Treasury stock
  purchased...............   (1,929,100)            (31,747)                                           (31,747)
                            -----------    ----    --------    --------    --------      -------      --------       --------
Balance, March 31, 1999...   86,255,025     882     (31,747)    325,028     541,267       (4,789)      830,641       $ 34,152
                                                                                                                     ========
(UNAUDITED)
Net income................                                                   86,060                     86,060       $ 86,060
Other comprehensive income
  (loss)..................                                                                (4,582)       (4,582)        (4,582)
Dividends.................                                                  (16,861)                   (16,861)
Exercise of stock
  options.................      872,225              14,357       5,581                                 19,938
Tax benefit of stock
  option exercises........                                        2,744                                  2,744
                            -----------    ----    --------    --------    --------      -------      --------       --------
Balance, December 31,
  1999....................   87,127,250    $882    $(17,390)   $333,353    $610,466      $(9,371)     $917,940       $ 81,478
                            ===========    ====    ========    ========    ========      =======      ========       ========

          See accompanying notes to consolidated financial statements.

                        AVX CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                NINE MONTHS ENDED
                                                  YEARS ENDED MARCH 31,           DECEMBER 31,
                                              ------------------------------   -------------------
                                                1997       1998       1999       1998       1999
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
Operating activities:
  Net income................................  $121,341   $134,651   $ 41,516   $ 33,968   $ 86,060
  Adjustment to reconcile net income to net
     cash from operating activities:
     Depreciation and amortization..........    82,242     87,668     94,728     69,659     70,765
     Deferred income taxes..................      (911)    (2,520)    (4,305)
     Changes in operating assets and
       liabilities, net of effects of
       business acquired:
       Accounts receivable..................    (9,745)    11,621      2,269      7,668    (41,374)
       Inventories..........................    (2,912)   (77,053)    70,256     45,472    (30,331)
       Accounts payable and accrued
          expenses..........................    (5,730)    (3,772)   (20,804)   (24,220)    65,435
       Income taxes payable.................   (11,093)    (9,507)    (3,318)    (5,781)    25,811
       Other assets and liabilities.........    (5,266)    (4,327)     4,061      9,492     (8,348)
                                              --------   --------   --------   --------   --------
          Net cash from operating
            activities......................   167,926    136,761    184,403    136,258    168,018
                                              --------   --------   --------   --------   --------
Investing activities:
  Purchases of property and equipment.......   (93,954)  (100,374)   (97,715)   (72,839)  (109,279)
  Equity investments........................               (5,300)
  Loans to investee.........................                                                (1,805)
  Business acquired, net of cash............                         (58,027)   (58,027)
  Other.....................................     2,347        142         65         17       (863)
                                              --------   --------   --------   --------   --------
          Net cash used in investing
            activities......................   (91,607)  (105,532)  (155,677)  (130,849)  (111,947)
                                              --------   --------   --------   --------   --------
Financing activities:
  Proceeds from issuance of debt............     9,738      2,197     19,596     17,764     11,861
  Repayment of debt.........................   (10,043)    (3,464)   (22,675)   (17,486)    (9,349)
  Dividends paid............................   (19,360)   (21,145)   (22,659)   (17,043)   (16,861)
  Purchase of treasury stock................                         (31,747)   (27,513)
  Exercise of stock options.................                4,482         11         11     19,920
                                              --------   --------   --------   --------   --------
          Net cash from (used in) financing
            activities......................   (19,665)   (17,930)   (57,474)   (44,267)     5,571
                                              --------   --------   --------   --------   --------
Effect of exchange rate on cash.............       319         14        (33)        69       (357)
                                              --------   --------   --------   --------   --------
Increase (decrease) in cash and cash
  equivalents...............................    56,973     13,313    (28,781)   (38,789)    61,285
Cash and cash equivalents at beginning of
  period....................................   131,601    188,574    201,887    201,887    173,106
                                              --------   --------   --------   --------   --------
Cash and cash equivalents at end of
  period....................................  $188,574   $201,887   $173,106   $163,098   $234,391
                                              ========   ========   ========   ========   ========

          See accompanying notes to consolidated financial statements.

                        AVX CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General

     AVX Corporation is a leading worldwide manufacturer and supplier of a broad line of passive electronic components and interconnect products. Components sold by the Company are used in virtually all types of electronic products for industries such as telecommunications, computers, automotive, medical and consumer electronics. The consolidated financial statements of AVX Corporation and its subsidiaries (the "Company" or "AVX") include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

     Other investments for which the Company does not control the financial and operational direction, are either accounted for using the equity method or are recorded at cost.

     Certain prior year amounts have been reclassified to conform to the current year presentation.

  Public Offering

     From January 1990 through August 15, 1995, the Company was wholly-owned by Kyocera Corporation ("Kyocera"). On August 15, 1995, Kyocera sold 22.9%, or 19,650,000 of the Company's common shares, and the Company sold an additional 2,200,000 common shares, in a public offering. As of March 31, 1999, Kyocera owned approximately 77% of the Company's outstanding common shares.

  Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Inventories

     Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory costs include material, labor and manufacturing overhead.

  Property and Equipment

     Property and equipment are recorded at cost. Machinery and equipment are generally depreciated on the double-declining balance method. Buildings are depreciated on the straight-line method. The estimated useful lives used for computing depreciation are as follows: buildings and improvements -- 10 to 31.5 years, and machinery and equipment -- 3 to 10 years. Depreciation expense was $80,120, $85,858 and $90,858 for the years ended March 31, 1997, 1998 and 1999, respectively.

     The cost of maintenance and repairs is charged to expense as incurred. Upon disposal or retirement, the cost and accumulated depreciation of assets are eliminated from the respective accounts. Any gain or loss is reflected in income.

  Goodwill

     Assets and liabilities related to business combinations accounted for as purchase transactions were recorded at their respective fair values on the dates of acquisition. Any excess of purchase price over such fair value ("Goodwill") is amortized on a straight-line basis over periods ranging from 20 to 40 years. The accumulated amortization as of March 31, 1998 and 1999 was $19,099 and $22,972, respectively. The carrying value of Goodwill is evaluated quarterly in relation to the operating performance and estimated

                        AVX CORPORATION AND SUBSIDIARIES
future undiscounted cash flows of the related operating unit. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

  Income Taxes

     Deferred tax liabilities and assets are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company does not provide for U.S. taxes on the undistributed earnings of foreign subsidiaries which are considered to be reinvested indefinitely. As of March 31, 1999, the amount of U.S. taxes on such undistributed earnings would have been approximately $39,178.

  Foreign Currency Activity

     Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollars and are reported separately as a component of accumulated comprehensive income.

     The Company enters into foreign currency exchange contracts and swaps to manage exposure to currency rate fluctuations on anticipated sales, purchases and intercompany transactions. These exchange agreements generally qualify for accounting as designated hedges. The realized and unrealized gains and losses on these contracts are deferred and included as a component of the related transaction. Any contracts that do not qualify as hedges for accounting purposes are marked to market with the resulting gains and losses recognized in other income or expense.

  Revenue Recognition

     Sales are recorded upon shipment of related goods to customers. Certain sales to distributors are under terms which allow for the affected distributors to receive price protection from the Company for actual sales at prices below anticipated sales prices. A portion of sales is made to distributors under agreements allowing limited rights of return. The Company provides an allowance for distributor adjustments based on historical experience.

  Grants

     The Company receives employment and research grants from various non-US governmental agencies which are recognized in earnings in the period in which the related expenditures are incurred. Capital grants for the acquisition of equipment are recorded as reductions of the related equipment cost and reduce future depreciation expense.

  Use of Estimates

     The consolidated financial statements are prepared on the basis of generally accepted accounting principles. The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at March 31, 1998 and 1999 and reported amounts of revenues and expenses for each of the three years in the period ended March 31, 1999. Actual results could differ from those estimates and assumptions.

                        AVX CORPORATION AND SUBSIDIARIES

  Research, Development and Engineering

     Research, development and engineering expenses totaled approximately $33,000, $36,000 and $42,000 for the years ended March 31, 1997, 1998 and 1999, respectively, while research and development expenses included in these amounts totaled $18,558, $21,001 and $20,622 for the years ended March 31, 1997, 1998 and 1999, respectively. Research and development expenditures are expensed when incurred.

  Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, allows companies to record compensation cost for stock-based compensation plans at fair value or provide pro forma disclosures. The Company has chosen to continue to account for stock-based compensation using the method whereby compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

  Treasury Stock

     In January 1998, the Company's Board of Directors approved a stock repurchase program whereby up to 2.2 million shares of common stock may be purchased from time to time at the discretion of management. As of March 31, 1999 the Company had purchased 1,929,100 shares at a cost of $31,747. The repurchased shares are held as treasury stock and are available for general corporate purposes.

  New Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company will be required to adopt SFAS No. 133 for the quarter ended June 30, 2000. Currently, the Company is evaluating this standard and the impact it will have on the Company's consolidated financial statements.

2. EARNINGS PER SHARE

     Basic earnings per share are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the sum of
(a) the weighted average number of shares of common stock outstanding during the period and (b) the dilutive effect of potential common stock equivalents during the period.

     The basic weighted average number of shares of common stock outstanding for the period were 88,000,000, 88,109,643 and 87,066,028 for the years ended March 31, 1997, 1998 and 1999, respectively.

     The diluted weighted average number of shares of common stock and potential common stock equivalents outstanding for the period were 88,038,950, 88,279,846 and 87,083,500 for the years ended March 31, 1997, 1998 and 1999, respectively. Stock options are the only common stock equivalents and are therefore considered in the diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method.

                        AVX CORPORATION AND SUBSIDIARIES

3. COMPREHENSIVE INCOME

     The Company has adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). The statement requires disclosure of total non-shareowner changes in equity. Total non-shareowner changes in equity include all changes in equity during a period except those resulting from investments by and distributions to shareowners.

     The Company's total comprehensive income was $127,329, $134,950 and $34,152 for the years ended March 31, 1997, 1998 and 1999, respectively. The only adjustment to net income in the periods was for foreign currency translation adjustments.

4. ACCOUNTS RECEIVABLE

     Accounts receivable at March 31 consisted of:

                                                                1998       1999
                                                              --------   --------
Trade.......................................................  $163,348   $183,033
Less: allowances for doubtful accounts, sales returns,
  distributor adjustments and discounts.....................   (23,536)   (25,702)
                                                              --------   --------
                                                              $139,812   $157,331
                                                              ========   ========

     Charges to expense related to such allowances were approximately $58,543, $93,059 and $111,813, and applications to such allowances were approximately $60,991, $87,746 and $109,558 for the years ended March 31, 1997, 1998 and 1999, respectively.

5. INVENTORIES

     Inventories at March 31 consisted of:

                                                                1998       1999
                                                              --------   --------
Finished goods..............................................  $116,811   $ 91,551
Work in process.............................................   114,827     96,604
Raw materials and supplies..................................    95,149     89,238
                                                              --------   --------
                                                              $326,787   $277,393
                                                              ========   ========

6. DEBT

     Long-term debt at March 31 consisted of:

                                                               1998      1999
                                                              -------   -------
Deutsche mark loans at 3.29-6.25% due through 2001            $11,287   $12,862
Less -- current maturities..................................   (2,911)     (148)
                                                              -------   -------
                                                              $ 8,376   $12,714
                                                              =======   =======

     As of March 31, 1999, $8.3 million of long-term deutsche mark debt originally scheduled to mature on January 1, 2000 has been excluded from current maturities of long-term debt based on the Company's intent and ability to extend the facilities.

                        AVX CORPORATION AND SUBSIDIARIES

     The aggregate annual maturities of long-term debt are as follows:

2000........................................................  $   148
2001........................................................   11,080
2002........................................................    1,634
                                                              -------
                                                              $12,862
                                                              =======

     Long-term debt includes 15.0 million and 5.0 million of deutsche mark loans which have variable rates of interest based on a market rate plus .25%. At March 31, 1999, these loans had a rate of 3.29%. The remaining loans of 3.0 million and .25 million deutsche marks carry fixed rates of 4.5% and 6.25%, respectively.

     Short-term bank debt at March 31, 1999, consists primarily of borrowings incurred by the Company's European subsidiaries under 15.0 million and 10.0 million deutsche mark short-term working capital bank facilities bearing interest at market rates (between 3.09% and 4.4% at March 31, 1999) which extend through April 1999 and June 1999, respectively. In addition, the Company has two
50.0 million French franc working capital bank facilities bearing interest at market rates (3.42% as of March 31, 1999) which extended through June 1999.

     Interest paid totaled $1,639, $1,426 and $1,575 during the years ended March 31, 1997, 1998 and 1999, respectively.

7. INCOME TAXES

     For financial reporting purposes, after adjustments for certain corporate items, income before income taxes includes the following components:

                                                              YEARS ENDED MARCH 31,
                                                          -----------------------------
                                                            1997       1998      1999
                                                          --------   --------   -------
Domestic................................................  $102,717   $126,236   $24,089
Foreign.................................................    75,726     71,188    36,653
                                                          --------   --------   -------
                                                          $178,443   $197,424   $60,742
                                                          ========   ========   =======

     The provision (benefit) for income taxes consisted of:

                                                               YEARS ENDED MARCH 31,
                                                            ---------------------------
                                                             1997      1998      1999
                                                            -------   -------   -------
Current:
  Federal/State...........................................  $38,186   $49,075   $13,573
  Foreign.................................................   20,084    17,487    13,096
                                                            -------   -------   -------
                                                             58,270    66,562    26,669
                                                            -------   -------   -------
Deferred:
  Federal/State...........................................    4,031    (4,362)   (7,709)
  Foreign.................................................   (5,199)      573       266
                                                            -------   -------   -------
                                                             (1,168)   (3,789)   (7,443)
                                                            -------   -------   -------
                                                            $57,102   $62,773   $19,226
                                                            =======   =======   =======

                        AVX CORPORATION AND SUBSIDIARIES

     Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                     MARCH 31,
                                                   ---------------------------------------------
                                                           1998                    1999
                                                   ---------------------   ---------------------
                    CURRENT:                       ASSETS    LIABILITIES   ASSETS    LIABILITIES
                    --------                       -------   -----------   -------   -----------
  Sales and receivable reserves..................  $ 7,626     $    --     $ 9,489     $    --
  Inventory reserves.............................    2,990          --       3,441          --
  Accrued expenses...............................    9,423          --       8,965          --
                                                   -------     -------     -------     -------
                                                   $20,039     $    --     $21,895     $    --
                                                   =======     =======     =======     =======
  Non-current:
  Property and equipment depreciation............  $ 1,123     $ 2,707     $   690     $ 2,002
  Accrued expenses...............................    1,330       1,260       2,422       1,252
  Other..........................................       --      11,638          --       7,934
  Foreign income tax loss carryforwards..........    4,964          --      18,412          --
                                                   -------     -------     -------     -------
                                                     7,417      15,605      21,524      11,188
  Valuation allowance............................     (375)         --     (16,451)         --
                                                   -------     -------     -------     -------
                                                   $ 7,042     $15,605     $ 5,073     $11,188
                                                   =======     =======     =======     =======

     A reconciliation between the U.S. Federal statutory income tax rate and the Company's effective rate for income tax is as follows:

                                                              YEARS ENDED MARCH 31,
                                                              ----------------------
                                                              1997     1998     1999
                                                              ----     ----     ----
U.S. Federal statutory rate.................................  35.0%    35.0%    35.0%
Increase (decrease) in tax rate resulting from:
State income taxes, net of federal benefit..................   2.4      1.7      1.0
Taxes at different tax rates on foreign earnings............  (2.9)    (3.6)    (9.5)
Change in valuation allowance...............................   (.8)             10.4
Other, net..................................................  (1.7)    (1.3)    (5.2)
                                                              ----     ----     ----
Effective tax rate..........................................  32.0%    31.8%    31.7%
                                                              ====     ====     ====

     At March 31, 1999, certain of the Company's foreign subsidiaries in Europe had tax net operating loss carryforwards totaling approximately $53,428, most with no expiration date. Accordingly, the Company's valuation allowances relate to deferred tax assets which are the result of the loss carryforwards in these jurisdictions. The valuation allowance increased $16,076 during the year ended March 31, 1999, $8,500 of which was due to the pre-acquisition operating loss carryforwards of TPC, and decreased $2,560 during the year ended March 31, 1998.

     Income taxes paid totaled $72,096, $76,013 and $26,084 during the years ended March 31, 1997, 1998 and 1999, respectively.

8. EMPLOYEE RETIREMENT PLANS

  Pension Plans

     The Company sponsors various defined benefit pension plans covering certain employees. Pension benefits provided to certain U.S. employees covered under collective bargaining agreements are based on a flat benefit formula. Effective December 31, 1995, the Company froze benefit accruals under its domestic non-contributory defined benefit pension plan for a significant portion of the employees covered under collective bargaining agreements. The Company's pension plans for certain European employees provide

                        AVX CORPORATION AND SUBSIDIARIES
for benefits based on a percentage of final pay. The Company's funding policy is to contribute the statutory required amount to the appropriate trust or government funds.

     The change in the benefit obligation and plan assets of the U.S. and non-U.S. defined benefit plans for 1998 and 1999 were as follows:

                                                             YEARS ENDED MARCH 31,
                                                    ---------------------------------------
                                                       U.S. PLANS       INTERNATIONAL PLANS
                                                    -----------------   -------------------
                                                     1998      1999       1998       1999
                                                    -------   -------   --------   --------
Change in benefit obligation:
  Benefit obligation at beginning of year.........  $21,442   $23,187   $43,483    $50,471
  Service cost....................................      181       306     2,358      2,438
  Interest cost...................................    1,511     1,538     3,102      3,517
  Plan participants' contributions................        0         0       926        942
  Actuarial loss (gain)...........................    1,055      (854)    1,971      2,303
  Benefits paid...................................   (1,002)   (1,074)   (1,369)    (1,904)
                                                    -------   -------   -------    -------
  Benefit obligation at end of year...............   23,187    23,103    50,471     57,767
                                                    -------   -------   -------    -------
Change in plan assets:
  Fair value of plan assets at beginning of
     year.........................................   19,702    23,813    46,306     53,330
  Actual return on assets.........................    4,903     2,652     7,124      4,331
  Employer contributions..........................      252         0       561      1,485
  Plan participants' contributions................        0         0       926        942
  Benefits paid...................................   (1,002)   (1,074)   (1,369)    (1,904)
  Other expenses..................................      (42)        0      (218)      (370)
                                                    -------   -------   -------    -------
  Fair value of plan assets at end of year........   23,813    25,391    53,330     57,814
                                                    -------   -------   -------    -------
  Funded status...................................      626     2,288     2,859         47
  Unrecognized actuary loss (gain)................   (2,249)   (3,613)   (5,314)    (2,093)
  Unrecognized prior service cost.................      196       174       477        426
  Unrecognized transition obligation..............       87        65       (49)        54
                                                    -------   -------   -------    -------
  Prepaid (accrued) benefit cost..................  $(1,340)  $(1,086)  $(2,027)   $(1,566)
                                                    =======   =======   =======    =======

     The Company's assumptions used in determining the pension assets (liabilities) shown were as follows:

                                                                MARCH 31,
                                                  -------------------------------------
                                                    1997          1998          1999
                                                  ---------     ---------     ---------
Assumptions:
  Discount rates................................  6.75-7.75%     6.75-7.0%      6.0-7.0%
  Increase in compensation......................    3.0-4.0%      3.0-4.0%    2.50-3.50%
  Expected long-term rate of return on plan
     assets.....................................    8.0-9.0%      8.0-9.0%     7.50-9.0%

                        AVX CORPORATION AND SUBSIDIARIES

     Net pension cost related to these pension plans include the following components:

                                                               YEARS ENDED MARCH 31,
                                                            ---------------------------
                                                             1997      1998      1999
                                                            -------   -------   -------
     Service cost.........................................  $ 2,745   $ 2,539   $ 2,744
     Plan participants' contributions.....................     (872)     (926)     (942)
     Interest cost........................................    4,384     4,613     5,055
     Expected return on plan assets.......................   (4,837)   (7,816)   (6,748)
     Amortization of prior service cost...................       10        73        51
     Amortization of transition obligation................       22        43        43
     Recognized actuarial loss (gain).....................      (43)    2,342       364
                                                            -------   -------   -------
     Net periodic pension cost............................  $ 1,409   $   868   $   567
                                                            =======   =======   =======

  Savings Plans

     The Company sponsors retirement savings plans which allow eligible employees to defer part of their annual compensation. Certain contributions by the Company are discretionary and are determined by the Company's Board of Directors each year. The Company's contributions to the savings plans in the United States and Europe for the years ended March 31, 1997, 1998 and 1999, were approximately $5,800, $6,302 and $6,272, respectively.

     The Company sponsors nonqualified deferred compensation programs which permit key employees to annually elect to defer a portion of their compensation until retirement. A portion of the deferral is subject to a matching contribution by the Company. The employees select among various investment alternatives, with the investments held in a separate trust. The value of the participant's balance fluctuates based on the performance of the investments. At March 31, 1999, the market value of the trust, $2,503, is included as an asset and a liability of the Company in the accompanying balance sheet because the trust assets are available to AVX's general creditors in the event of the Company's insolvency.

9. STOCK BASED COMPENSATION

     The Company has two fixed option plans. Under the 1995 Stock Option Plan, as amended, the Company may grant options to employees for the purchase of up to an aggregate of 2,650,000 shares of common stock. Under the Non-Employee Directors' Stock Option Plan, as amended, the Company may grant options for the purchase of up to an aggregate of 250,000 shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options granted under the 1995 Stock Option Plan vest as to 25% annually and options granted under the Non-Employee Directors' Stock Option Plan vest as to one third annually.

                        AVX CORPORATION AND SUBSIDIARIES

     The following table summarizes the transactions of the Company's stock option plans for the three year period ended March 31, 1999:

                                                            NUMBER OF    WEIGHTED AVERAGE
                                                              SHARES      EXERCISE PRICE
                                                            ----------   ----------------
Unexercised options outstanding -- March 31, 1996.........   1,126,000        $25.50
  Options granted.........................................     534,000        $18.13
  Options exercised.......................................          --            --
  Options forfeited.......................................     (21,500)       $23.61
                                                            ----------
Unexercised options outstanding -- March 31, 1997.........   1,638,500        $23.12
  Options granted.........................................     633,000        $22.09
  Options exercised.......................................    (183,500)       $24.42
  Options forfeited.......................................     (14,325)       $22.54
                                                            ----------
Unexercised options outstanding -- March 31, 1998.........   2,073,675        $22.69
  Options granted.........................................     458,300        $16.09
  Options exercised.......................................        (625)       $18.13
  Options forfeited.......................................    (203,275)       $20.26
                                                            ----------
Unexercised options outstanding -- March 31, 1999.........   2,328,075        $21.20
                                                            ==========
  Price Range $25.50-$31.813 (weighted average contractual
     life 6.5 years)......................................     951,250        $25.80
  Price Range $15.0-$19.94 (weighted average contractual
     life 8.5 years)......................................   1,376,825        $18.02
Exercisable options:
  March 31, 1997..........................................     277,500        $25.50
  March 31, 1998..........................................     534,250        $24.07
  March 31, 1999..........................................   1,051,881        $23.20

     The calculated fair value at date of grant for each option granted during the years ended March 31, 1997, 1998 and 1999 was $6.82, $8.59 to $14.48 and
$6.35 to $8.59, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                           YEAR ENDED MARCH 31
                                                    ---------------------------------
                                                    1997        1998          1999
                                                    -----    ----------    ----------
Expected life (years)...........................      5          5             5
Interest rate...................................    6.7%        6.6%          6.6%
Volatility......................................     35%        45%           45%
Dividend yield..................................    1.21%    0.75-1.23%    1.23-1.63%

     If the estimated fair value of the options had been recognized as compensation expense over the vesting periods, income before income taxes would have been reduced by $3,099 ($2,523 after income taxes or $.03 per share), $4,127 ($3,408 after income taxes, or $.04 per share) and $4,839 ($3,980 after income taxes, or $.05 per share) for the years ended March 31, 1997, 1998 and 1999, respectively.

10. COMMITMENTS AND FINANCIAL INSTRUMENTS

  Commitments

     At March 31, 1999, the Company had contractual obligations for the acquisition or construction of plant and equipment aggregating approximately $21,840. In connection with an expansion at the Company's manufacturing facility in the Northern Ireland, capital grants totaling $11,500 have been

                        AVX CORPORATION AND SUBSIDIARIES
approved, $1,700 of which had not been received as of March 31, 1999 and are contingent upon the Company spending approximately $5,700 for plant and equipment.

     The Company is a lessee under long-term operating leases primarily for office space, plant and equipment. Future minimum lease commitments under non-cancelable operating leases as of March 31, 1999, were as follows:

                                                                YEARS
                                                               ENDING
                                                              MARCH 31,
                                                              ---------
     2000...................................................   $ 8,532
     2001...................................................     6,848
     2002...................................................     6,228
     2003...................................................     6,214
     2004...................................................     6,724
     Thereafter.............................................    13,825

     Rental expense for operating leases was $6,390, $6,440 and $9,634 for the years ended March 31, 1997, 1998 and 1999, respectively.

  Financial Instruments

     At March 31, 1999, $11,000 of the Company's intercompany borrowings by a European subsidiary were denominated in U.S. dollars. To reduce the exposure to foreign currency fluctuations, the subsidiary entered into foreign currency swaps which at March 31, 1999 fixed principal balance of the intercompany borrowings in U.K. sterling. In addition to the U.S. dollar, the Company conducts business in most European currencies and the Japanese yen. The Company's foreign currency contracts related to anticipated sales and purchases generally have maturities that do not exceed six months.

     The Company enters into forward delivery contracts with certain suppliers for certain precious metals used in its production processes.

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of March 31, 1999, the Company believes that its credit risk exposure is not significant.

                        AVX CORPORATION AND SUBSIDIARIES

     The following disclosure of the estimated fair value of financial instruments has been determined by the Company, using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents, receivables and accounts payable approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt approximate carrying value based on their effective interest rates compared to current market rates.


                                                MARCH 31, 1998                      MARCH 31, 1999
                                       ---------------------------------   ---------------------------------
                                       CONTRACT   CARRYING   UNREALIZED    CONTRACT   CARRYING   UNREALIZED
                                        AMOUNT     AMOUNT    GAIN (LOSS)    AMOUNT     AMOUNT    GAIN (LOSS)
                                       --------   --------   -----------   --------   --------   -----------
Off-Balance Sheet Financial
Instruments:
  Foreign currency contracts.........  $26,541    $    --      $   259     $46,968     $  --        $(266)
  Foreign currency swaps.............   16,000     (1,474)      (1,474)     11,000      (570)        (570)
  Metal delivery contracts...........   25,014         --        8,016          --        --           --

11. TRANSACTIONS WITH AFFILIATE

     The Company's businesses include the sale and distribution of electronic products manufactured by Kyocera.

     The Company entered into transactions with Kyocera as follows:

                                                                  YEARS ENDED MARCH 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Sales:
  Product and equipment sales to affiliates.................  $ 23,120   $ 25,725   $ 14,247
  Subcontracting activities.................................     2,111      1,679      2,103
  Commissions received......................................       236        438         78
Purchases:
  Purchases of resale inventories, raw materials supplies,
     equipment and services.................................   234,434    266,568    245,504
  Commissions paid..........................................       202         87         72
  Rent paid.................................................       959      1,137      1,141
Other:
  Dividends paid............................................    14,553     15,883     17,200

12. SEGMENT AND GEOGRAPHIC INFORMATION

     The Company has three reportable operating segments: Passive Components, Connectors and Research and Development. The Company is organized, exclusive of research and development, on the basis of products being separated into six units. Five of the units which manufacture or distribute ceramic, tantalum, film and power capacitors, ferrites and other passive devices have been aggregated into the segment "Passive Components".

     The Company evaluates performance of its segments based upon sales and operating profit. There are no intersegment revenues. For determining segment assets, cash and accounts receivable, which are centrally managed, are not readily allocable to operating segments.

                        AVX CORPORATION AND SUBSIDIARIES

     The tables below present information about reported segments for the years ended March 31,

                                                                1997         1998         1999
                                                             ----------   ----------   ----------
Net sales:
  Passive components.......................................  $1,036,096   $1,160,428   $1,129,714
  Connectors...............................................      90,082      107,225      115,759
  Research and development.................................          --           --           --
                                                             ----------   ----------   ----------
          Total............................................  $1,126,178   $1,267,653   $1,245,473
                                                             ==========   ==========   ==========
Operating profit:
  Passive components.......................................  $  196,104   $  211,416   $   67,257
  Connectors...............................................       3,745       10,950       18,806
  Research and development.................................     (18,558)     (21,001)     (20,622)
  Corporate administration.................................      (9,345)     (14,665)     (12,136)
                                                             ----------   ----------   ----------
          Total............................................  $  171,946   $  186,700   $   53,305
                                                             ==========   ==========   ==========
Depreciation:
  Passive components.......................................  $   70,112   $   74,938   $   79,493
  Connectors...............................................       6,250        7,329        7,545
  Research and development.................................       2,173        2,401        2,435
  Corporate administration.................................       1,585        1,190        1,385
                                                             ----------   ----------   ----------
          Total............................................  $   80,120   $   85,858   $   90,858
                                                             ==========   ==========   ==========
Assets:
  Passive components.......................................  $  492,234   $  570,335   $  560,982
  Connectors...............................................      47,408       45,799       33,809
  Research and development.................................      15,480       17,252       19,475
  Cash and accounts receivable.............................     343,932      341,699      330,438
  Goodwill.................................................      34,913       33,479       78,790
  Corporate administration.................................      15,340       40,089       34,546
                                                             ----------   ----------   ----------
          Total............................................  $  949,307   $1,048,653   $1,058,040
                                                             ==========   ==========   ==========
Capital expenditures:
  Passive components.......................................  $   83,686   $   89,790   $   90,952
  Connectors...............................................       6,908        5,971        3,244
  Research and development.................................       3,360        4,613        3,519
                                                             ----------   ----------   ----------
          Total............................................  $   93,954   $  100,374   $   97,715
                                                             ==========   ==========   ==========

                        AVX CORPORATION AND SUBSIDIARIES

     The following geographic data is based upon net sales generated by operations located within that geographic area and long lived assets based upon physical location. The Other category consists of Latin America and Israel.

                                                                 FOR THE YEAR ENDED MARCH 31,
                                                             ------------------------------------
                                                                1997         1998         1999
                                                             ----------   ----------   ----------
Net sales:
  United States............................................  $  522,879   $  607,064   $  520,195
  Europe...................................................     253,493      291,709      345,055
  Asia.....................................................     345,262      364,300      369,974
  Other....................................................       4,544        4,580       10,249
                                                             ----------   ----------   ----------
          Total............................................  $1,126,178   $1,267,653   $1,245,473
                                                             ==========   ==========   ==========
Property, plant and equipment, net:
  United States............................................  $  122,390   $  127,360   $  129,937
  Europe...................................................     116,571      119,869      129,016
  Asia.....................................................       3,226        2,818       10,384
  Other....................................................      29,405       32,207       34,911
                                                             ----------   ----------   ----------
          Total............................................  $  271,592   $  282,254   $  304,248
                                                             ==========   ==========   ==========

     No one customer has accounted for more than 10% of net sales in the past three years.

13. ENVIRONMENTAL MATTERS AND CONTINGENCIES

     The Company has been named as a potentially responsible party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various hazardous waste disposal sites. The Company continues to monitor these actions and proceedings and to vigorously defend its interests. The Company's ultimate liability in connection with environmental claims will depend on many factors, including its volumetric share of waste, the total cost of remediation and the financial viability of other companies that also sent waste to a given site. Once it becomes probable that the Company will incur costs in connection with remediation of a site and such costs can be reasonably estimated, the Company establishes or adjusts its reserves for its projected share of these costs. These reserves do not reflect any possible future insurance recoveries, which are not expected to be significant, but do reflect a reasonable estimate of cost sharing at multiple party sites. Based upon information known to the Company concerning the size of these sites, their years of operations and the number of past users, management believes that it has adequate reserves with respect to these matters. Such reserves for remediation, compliance and legal costs totaled $2,600 at March 31, 1999. Actual costs may vary from these estimated reserves, but such costs are not expected to have a material adverse effect on the Company's financial condition or results of operations.

14. ACQUISITION

     On June 2, 1998, the Company purchased the passive component business of Thomson-CSF ("TPC") for $74,000 ($58,000 in cash and $16,000 of assumed debt). The acquisition was accounted for as a purchase and funded through the use of working capital. Based upon market valuations of the fair values of the assets acquired and liabilities assumed the purchase price exceeded the fair value of net assets acquired by approximately $49,600, which is being amortized on a straight-line basis over 20 years. The results of operations of TPC are included in the accompanying financial statements from the date of acquisition.

                        AVX CORPORATION AND SUBSIDIARIES

15. SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial information for the years ended March 31, 1998 and 1999 is as follows:

                                                   FIRST QUARTER        SECOND QUARTER
                                                -------------------   -------------------
                                                  1998       1999       1998       1999
                                                --------   --------   --------   --------
Net sales.....................................  $313,807   $292,000   $329,224   $324,144
Gross profit..................................    78,080     51,460     79,318     42,604
Net income....................................    34,935     17,402     36,730     10,514
Basic and diluted earnings per share..........       .40        .20        .41        .12

                                                   THIRD QUARTER        FOURTH QUARTER
                                                -------------------   -------------------
                                                  1998       1999       1998       1999
                                                --------   --------   --------   --------
Net sales.....................................  $319,651   $310,718   $304,971   $318,611
Gross profit..................................    74,173     36,914     65,866     36,431
Net income....................................    33,329      6,052     29,657      7,548
Basic and diluted earnings per share..........       .38        .07        .34        .09

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,250,000 SHARES

                             (AVX LOGO) CORPORATION

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE

                           MORGAN STANLEY DEAN WITTER

                              SALOMON SMITH BARNEY

                                            , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses payable by the registrant and Kyocera in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission ("SEC") registration fee and the filing fee with the National Association of Securities Dealers, Inc. ("NASD").


SEC registration fee........................................  $ 81,378
NASD filing fee.............................................    30,500
Printing and engraving expenses.............................   175,000
Accountants' fees and expenses..............................    30,000
Legal fees and expenses.....................................   140,000
Blue Sky qualification fees and expenses....................     2,500
Transfer Agent and Registrar fees...........................     5,000
Miscellaneous...............................................    95,622
                                                              --------
          Total.............................................  $560,000*
                                                              ========


---------------

* Payable initially by the registrant. Kyocera will reimburse the registrant for such expenses.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, for criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.


     Our Restated Certificate of Incorporation provides that no director of AVX will be personally liable to AVX or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended.

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, our Restated Certificate of Incorporation eliminates the liability of our directors to AVX or its stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

     AVX maintains directors' and officers' liability insurance policies. Our by-laws provide for indemnification of the officers and directors of AVX to the fullest extent permitted by applicable law.

     The purchase agreement to be entered into by AVX, Kyocera and the underwriters who are parties thereto will contain certain provisions for the indemnification of, among others, controlling persons, directors and officers of AVX for certain liabilities.

ITEM 16. EXHIBIT.


EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
   *1.1       Form of Purchase Agreement.
   *5.1       Form of Opinion of Parker, Poe, Adams & Bernstein L.L.P.
  *23.1       Form of Consent of Parker, Poe, Adams & Bernstein L.L.P.
                 (included in Exhibit 5.1).
   23.2       Consent of PricewaterhouseCoopers LLP.
 **23.3       Consent of Tomotsune Kimura & Mitomi.
  *24.1       Powers of Attorney (included on Signature Page of
                 Registration Statement).


---------------

*  Filed previously.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Myrtle Beach, South Carolina, on the 1st day of February, 2000.


                                            AVX CORPORATION

                                            By    /s/ BENEDICT P. ROSEN
                                            ------------------------------------
                                                     Benedict P. Rosen
                                                     Chairman and Chief
                                                     Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                          *                            Chairman Emeritus of the        February 1, 2000
-----------------------------------------------------    Board
                    Kazuo Inamori

                /s/ BENEDICT P. ROSEN                  Chairman of the Board and       February 1, 2000
-----------------------------------------------------    Chief Executive Officer
                  Benedict P. Rosen

                          *                            President and Chief Operating   February 1, 2000
-----------------------------------------------------    Officer and Director
                 John S. Gilbertson

                          *                            Senior Vice President of        February 1, 2000
-----------------------------------------------------    Finance, Chief Financial
               Donald B. Christiansen                    Officer and Treasurer and
                                                         Director

                                                       Director                                  , 2000
-----------------------------------------------------
                 Carroll A. Campbell

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                  Richard Tressler

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                    Kensuke Itoh

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                 Rodney N. Lanthorne

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                 Michihisa Yamamoto

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                  Masahiro Umemura

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                  Masahiro Yamamoto

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                    Yuzo Yamamura

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                  Yasuo Nishiguchi

                          *                            Director                        February 1, 2000
-----------------------------------------------------
                   Henry C. Lucas

*By:            /s/ BENEDICT P. ROSEN
     ---------------------------------------------
                  Benedict P. Rosen
             (Attorney-in-fact for each
              of the persons indicated)

                               INDEX TO EXHIBITS


EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
   *1.1       Form of Purchase Agreement.
   *5.1       Form of Opinion of Parker, Poe, Adams & Bernstein L.L.P.
  *23.1       Form of Consent of Parker, Poe, Adams & Bernstein L.L.P.
                 (included in Exhibit 5.1).
   23.2       Consent of PricewaterhouseCoopers LLP.
 **23.3       Consent of Tomotsune Kimura & Mitomi.
  *24.1       Powers of Attorney (included on Signature Page of
                 Registration Statement).


---------------

*  Filed previously.

** To be filed by amendment.